Infosys
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 30, 2022

Dear Sir/ Madam,

Sub: Transcript of the 41st Annual General Meeting

Please find enclosed the transcript of the 41st Annual General Meeting of the Company held on June 25, 2022.

This will also be hosted on the Company's website, at www.infosys.com

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
Navigate your next

"41st Annual General Meeting"

June 25, 2022

CORPORATE PARTICIPANTS:

Nandan Nilekani
Chairman

Salil Parekh
CEO and Managing Director

Kiran Mazumdar-Shaw
Lead Independent Director

D. Sundaram
Independent Director

Michael Gibbs
Independent Director

Uri Levine
Independent Director

Chitra Nayak
Independent Director

Nilanjan Roy
Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Other key executives and senior management

Shareholders

Welcome Address – Nandan Nilekani

I welcome the members to the 41st Annual General Meeting. Hope all of you are safe and in good health. This meeting is being held through video conference in accordance with the circular issued by the Ministry of Corporate Affairs and SEBI. We have the requisite quorum present through video conference to conduct the proceedings of this meeting. Participation of members through video conference is being reckoned for the purpose of quorum, as per the circulars issued by MCA, and Section 103 of the Companies Act, 2013. The quorum being present, I call this meeting to order. Before we start the main proceedings of the meeting, I request my colleagues on the video conference to introduce themselves. Salil…

Salil Parekh

Hi. This is Salil Parekh, CEO and Managing Director at Infosys, calling in from Mumbai.

Nandan Nilekani

Kiran

Kiran Mazumdar-Shaw

This is Kiran. *Namaskara*. This is Kiran Mazumdar-Shaw, joining this meeting from my residence in Bengaluru. And, I am the Lead Independent Director and chair of the nomination and remuneration committee, as well as the CSR committee.

Nandan Nilekani

Sundaram…

D. Sundaram

Good evening. This is Sundaram, Independent Director and also the chairperson of audit committee, risk management committee and stakeholders relationship committee. I'm joining this meeting through video conference from Mumbai.

Nandan Nilekani

Mike…

Michael Gibbs

Good afternoon. This is Mike Gibbs, Independent Director. I'm joining from my home office in Houston, Texas, USA.

Nandan Nilekani

Uri…

Uri Levine

Hi. This is Uri Levine, Independent Director, joining from my home office in Tel Aviv, Israel.

Nandan Nilekani

Bobby…

Bobby Parikh

Good afternoon. This is Bobby Parikh, Independent Director. I'm joining this meeting from Mumbai.

Nandan Nilekani

Chitra…

Chitra Nayak

Hello, this is Chitra Nayak, Independent Director and chairperson of the ESG committee, joining from my home in San Francisco, California.

Nandan Nilekani

Nilanjan…

Nilanjan Roy

Good afternoon. Nilanjan Roy, Chief Financial Officer joining in from Bangalore.

Nandan Nilekani

Manikantha…

A.G.S. Manikantha

Hi. Good evening, everyone. This is Manikantha here, Company Secretary joining from Bangalore. Thank you.

Nandan Nilekani

Apart from them, we also have key executives and senior management joining from their respective locations. Statutory auditors and secretarial auditors have also joined this meeting. I now request Manikantha, Company Secretary, to provide general instructions to the members regarding participation in this meeting.

A.G.S. Manikantha

Hi, good evening, everyone. Members may note that this Annual General Meeting is being held through video conferencing, in accordance with the Companies Act, 2013 and circulars issued by the Ministry of Corporate Affairs and SEBI. The facility for joining this meeting through video conference or other audio-visual means is made available for the members on a first-come-first-served basis. The Company has also provided a webcast facility to view the live proceedings of this meeting on the Company's website. The register of directors and key managerial personnel, the register of contracts or arrangements, and other documents mentioned in the AGM Notice have been made available electronically for inspection by the members during this AGM. Members seeking to inspect any of these documents can send the request to investors@infosys.com. As the AGM is being held through video conferencing, the facility for appointment of proxies with the members was not applicable, and hence the proxy register for inspection is not available. The Company has received requests from a few members to register them as speakers at this AGM. Accordingly, the floor will be open for these members to ask questions or express their views. We will facilitate this session once the Chairman opens the floor for questions and answers. Members can also post their views or questions on the "Ask a Question" tab on their video conference screens before 4:30 p.m. IST. It may be noted that the Company reserves the right to limit the number of members asking the questions depending on the availability of time at this AGM. The Company has provided the facility to cast votes electronically on all the resolutions set forth in the Notice. Members who have not cast their votes electronically and who are participating in this meeting will have an opportunity to cast their votes during the meeting through the e-voting system provided by NSDL. Members can click on the "Vote" tab on the video conference screen to make use of this facility. Members are requested to refer to the instructions provided in the Notice or appearing on the video conference page for a seamless participation through video conference and for voting. In case members face any difficulty, they may reach out on the helpline numbers. Members may note that this AGM is recorded. Please do not disclose any sensitive personal information or personally identifiable information belonging to you. Thank you very much. With this, I hand over to chairman, Mr. Nandan.

Nandan Nilekani

Thank you, Mani. The Company has taken all feasible efforts under the current circumstances to enable members to participate through video conference and vote at the AGM. I thank all the members, colleagues on the Board, auditors and the management team for joining this meeting over video conference.

Chairman's address – Nandan Nilekani

Dear shareholders,

Welcome to the 41st Annual General Meeting of Infosys. As we gather virtually once again, it is a pleasure and privilege to host you today. We very much appreciate your generous support. And on behalf of the Infosys Board of Directors, I thank you for taking out the time from your busy schedules to join us.

Fiscal 2022 has been a year of exceptional growth. 19.7% in constant currency, bringing in US$ 16.3 billion, which is the fastest growth we have seen in 11 years. Operating margin for the year stood at a healthy 23% and free cash flows crossed US$ 3 billion. Our digital business grew at 41% for the year, and currently accounts for 59% of our total revenues. Each of our business segments grew in double digits and growth across geographies was broad-based. Revenues from the North America region crossed the US$ 10 billion milestone. We won 94 large deals with TCV of US$ 9.5 billion, of which 40% was net new, setting a strong foundation for growth in the months ahead.

The Board has recommended a final dividend of Rs.16 per share. Together with the interim dividend of Rs. 15 per share already paid, the total dividend per share for FY22 amounts to Rs. 31 which is a 14.8% increase over FY21. With this, the Company has announced a total dividend of approximately Rs. 13,000 crore for FY22. Along with a share buyback of Rs. 11,000 crore completed in September, the total capital return in FY22 is over Rs. 24,100 crore or around US$ 3.1 billion.

The Board of Directors has recommended the reappointment of Salil Parekh as Chief Executive Officer and Managing Director of Infosys for a second term of five years from July 1st, 2022, to March 31st, 2027. Salil has delivered industry-leading performance for the Company, and it is in the interest of Infosys and stakeholders to secure the continuity and stability of the current leadership. Salil brings with him a proven track record of driving digital transformation for enterprises, executing business turnarounds and managing acquisitions successfully.

The Board also recommends the reappointment of D. Sundaram as an Independent Director for a second term of five years as he is due for retirement as director after his first term of five years ended on July 13, 2022.

U.B. Pravin Rao, Chief Operating Officer and Whole-time Director retired as a member of the board effective December 12, 2021. On behalf of the Board of Directors and on your behalf, I place on record a deep sense of appreciation for Pravin's leadership, over his 35 years of service with Infosys and acknowledge his immense efforts and contribution towards global delivery and business enablement. On behalf of the CSR committee of Infosys Limited and the trustees of the Infosys Foundation, I also record a heartfelt gratitude to Mrs. Sudha Murthy, who retired from the Office of Chairperson of Infosys Foundation on December 31, 2021, after an inspiring 25-year journey of service to the underserved and dedication to social causes. The pandemic, as it progressed into the second year, continued to test us all. At Infosys, we brought together our collective resources and strengths, to respond to the challenging situation and run the business with the resilience that our clients, our employees and you – our

shareholders, expect from us. This One Infosys approach where the collective strength of Infosys was leveraged to accelerate the digital journey of our clients helped us deliver our highest annual growth in a decade.

Salil, a vocal advocate of this mindset, urged the global leadership team at Infosys to lean in with this outlook not only to rally our teams to collaborate and drive synergies, but also as our core differentiation when it comes to helping our clients navigate complex digital transformation projects. It amplified our relevance to the agenda and gave them more reason to trust us to deliver at a time when their businesses sought every digital advantage they could muster to tide through the trying times. Unsurprisingly, digital now drives the lion's share of our revenues. The commitment we have made over the past few years to be a live enterprise with the digital ability to meet the demands of constantly evolving markets served us well. Unifying these investments as part of the One Infosys approach enabled us to deliver a disproportionate advantage to our clients.

Our extensive investments in Infosys Cobalt Cloud solutions provided invaluable for businesses seeking to adjust to the demand landscape with Cloud's resilience and elasticity. We also took advantage of our growing Cloud capabilities to accelerate our business platforms. For example, Infosys Equinox that was evolved from Skava Commerce is now helping our clients drive deeply personalized, highly effective omnichannel commerce. The Cloud also amplified our ability in delivering services and solutions harnessing digital capabilities, data and analytics, cybersecurity, AI, automation, and IoT more holistically. This integrated approach to digital has helped us rapidly respond to emerging business opportunities. The launch of Infosys Metaverse Foundry is one such example.

Our acquisition of Oddity, the German-based digital marketing experience and commerce agency further strengthens our capabilities in this space. The orchestrated effort along with our focus on efficiency, automation, and cost discipline sets us up for strong performance in the future.

Our people culture has always been a strong pillar of our success. We nurture the physical, emotional and social well-being of employees through our award-winning HALE initiatives, and by focusing on building the right culture for the future. The One Infosys approach worked to strengthen cultural connect across our talent base as we scaled our workforce globally. We increased our hiring by 2.2x in just two years, including the 85,000 college graduates we recruited globally over the past year. Initiatives with Hack with Infy, our signature coding contest and InfyTQ, our platform with learning and engagement experiences aimed at creating industry-ready engineering students are helping us create a rich talent pipeline in India. Infosys Career Gambit, our holistic career development program, empowers employees to gather experience and skills in area of the future, while earning better compensation, growing faster, and gaining opportunities to perform complex roles in exciting digital projects. Lex, our homegrown learning platform has helped accelerate capability-building relentlessly and globally, enabling 39 million hours of skilling during the year.

Matching a passion to deliver for clients and nurture our people is our commitment to the larger community. This is encapsulated in our shared purpose to amplify human potential and create the next opportunity for people, businesses and communities. It inspires us to be a sustainable business in every sense of the word. It drives us to nurture ambitious ESG aspirations and to come together as One Infosys

to realize it. From building a diverse workforce with strong inclusive leaders, embracing positive climate change, to helping our clients do the same, and earning the trust of all stakeholders through ethical corporate governance, we do our best to move us all forward. As a result of these efforts and aligned to our ESG vision for 2030, Infosys continues to be carbon neutral. We also continue to be responsive to the needs of society in new and innovative ways. As an example, this year we instituted Infosys Springboard globally as our flagship reskilling program, democratizing learning with free digital content to empower 10 million+ people with digital skills by 2025. Today, 2.6 million learners are already registered on the platform, paving the way to a prosperous digital future.

Today, Infosys has been recognized as the fastest growing IT services brand in the world and is among the top 25 fastest growing brands across sectors globally. Digital acceleration across industries is opening so many new doors for Infosys to explore opportunities and create value from technology-led innovation and transformation for our clients. Corporate leaders are having to deal with the complexities and challenges of the post-pandemic world along with slowing growth, supply chain disruptions, soaring inflation, rapidly rising interest rates, and fears of a recession. Yet, every one of these challenges presents a tremendous opportunity in transition to new ways to gain market share. Infosys is a trusted navigator for our clients, and there is great potential to leverage our expertise to steer them forward.

On behalf of the Board, I want to assure you that we will leave no stone unturned in our efforts to evolve our approach to match the dynamics of the market. We are proud of our 300,000+ employees, for their dedication that has positioned us so well for the future. Our journey thus far would have been impossible without their unstinting efforts. We also thank our clients, co-founders and governments of the countries and states that we operate in for the generous support. Our shareholders as always, serve as a polestar steering us towards greater ambition and success. To each of you, I offer a sincere thanks.

I now request Salil, CEO and MD, to address the shareholders.

Salil Parekh

Thank you, Nandan. Good afternoon, dear shareholders. I will share with you over the next few minutes via presentation, some of the highlights of the year and how we are looking at the future.

Financial year 22 was really a landmark year for us. We had industry-leading growth and we launched a new strategy which will help us and guide us for the next several years.

The year really characterized as one of the fastest growing years for us with growth close to 20%. This was the fastest we have seen in 11 years. And in fact, one of the biggest areas of focus that we had put in place, digital, grew at over 40% and now is just under 60% of all the work that the Company is doing. This was coupled with a very strong emphasis on profitability, and also on cash generation, with just about US$3.1 billion of cash generated in the financial year. Another area of strong attention has been the way we have looked at large deals. We had 94 deals which were over US$ 50 million. That's the

threshold we have kept for the large deals, and this in total gave us US$ 9.5 billion of large deals, one of the strong foundations for what we will see in this year and in the future years for growth.

An area where we have been especially more focused and strong, has been at client relationships, especially with some of our largest clients. There, we have seen more and more trust and a broader set of services that we are working with our clients with. This number for clients where we do more than US$ 100 million per year has steadily increased, and in the financial year ’22, reached 38. All of this came with a broad base growth across all of our industry segments, whether you look at one of the largest in financial services – over 17%, retail, consumer, communications, energy and utilities, of course, manufacturing was a standout at over 40%, hi-tech was very strong, life sciences, and overall, all the other smaller segments. So, each of our segments and industries was growing quite fast and manufacturing became the fastest in the previous year. Of course, all of this was in conjunction with our employee base scaling up, we are now with over 310,000 employees across the Company as of March 31, 2022. And this included 85,000 college graduates, the vast majority of that in India, but also some college graduates outside of India.

This chart, I wanted to share a little bit of the overview in each of the parameters of our strong financial performance. These are numbers which are in rupees, whether you look at total revenue, operating profit, operating cash flow, our net profit, our earnings per share, the basic earnings per share, and our free cash flow. Each of those had a strong characteristic with a positive movement from the previous year.

Our Balance Sheet is strong, it is debt-free and liquid. We remain extremely focused on how we look at our Balance Sheet and we are making sure that everything is done to make it in as pristine a shape as is possible. And this is what is reflected in what we see in the Balance Sheet as of March 31.

Our total shareholder return for the financial year ’22 was very strong at 41.6% with a very good share price increase plus the dividend that was distributed and is proposed to be distributed. Across the four years, the Company has returned over Rs. 65,000 crore to shareholders. This includes the proposed dividend for this year, which is placed in front of the shareholders for their approval. Each of the years between the buyback, the regular dividend and the special dividend, we have ensured that the cash is returned to the shareholders. We also have it across the financial year ’20 to ’22. 73% of our free cash flow has been returned to the shareholders. If we chart the total shareholder return of the Company versus our peers over the last four years, we have maintained a leading position. This is the chart as of March 31.

Now, we had put in place as you all know well, a strategy in 2018. This had four elements which were critical. One was about scaling the digital business. The second was energizing our core or really making sure we are putting more and more automation. Third was to make sure we provided skilling for all of our employees. And then we had put in place what we call localization in many of our markets that we operate in, for example, US, in Europe and in Australia. And this was all based on very strong focus on what is relevant for clients and a steady execution of these elements. The results that we saw were quite good. We have gone in the digital leadership where we were 24 areas of leadership in different parameters, we had moved into 54 by the end of financial year ’22. But many other areas also improved:

the digital revenue growth, the number of client relationships over 100 million, market share gain and the TSR.

At the end of those four years, all of those elements gave us a strong belief that the strategy had worked well, and the execution was on track. The foundation of all of that is what we have called inside the company, One Infosys, which is really making sure that all of the different services and all of the people within the Company are engaged to make sure that the clients' objectives are met. What is happening there today is many large digital programs need different capabilities from within the Company, and One Infosys allows us to bring it all together for the benefit of the client.

Now, as we finished the four years that we put together, the first phase of the strategy, we embark with the support of the leadership of the Company, and the Board, a new strategic view for the next several years. As we concluded that, we came to these elements within the strategic view. One, we have a very strong focus on the Cloud business. And I will share some specifics of that. Two is to continue this intensity in the rest of digital. Now, we also want to start to plan what we call the next generation seeding, which is what are things which may become more and more relevant in two, three, four or five years, so to start the seeding of that today. We want to continue our focus on automation with advanced automation, and modernization, and make sure that what we have always the company has always believed in the people care and development gets a special attention as we go ahead. This is coupled with the continued focus on what is relevant for clients and making sure that we are executing on this in a diligent way.

Some of the elements of these bigger initiatives. For example, in Cloud, we have launched what we call Cobalt, which is the strongest set of capabilities for Cloud within the industry. It has focused on Infra-as-a-Service, both on public and private Cloud, Software-as-a-Service, Platform-as-a-Service where everything new is being built on the Cloud today, data which is now becoming more and more relevant in the Cloud, the security, which is now almost the primary focus for any Cloud application, then advisory, design and migration, and then providing today, more industry-specific solutions on the Cloud, not just more generic horizontal views, but really very specific industry solution. All of this is within our Cobalt, and we are the leading provider of this in the market today.

To continue our intensity in digital, we've got a very good strength on data analytics, artificial intelligence. We are now focusing more on enterprise technology. There are new elements that are coming from large software companies, digital engineering services, one of the more fast-growing areas within our business and within the market, IoT which is doing extremely well for us, especially in the manufacturing space, cybersecurity itself and experience which is how does one design the technology that is more able to be used in a human-centric way, is part of our digital set of capabilities. The next generation seeding, there are some examples we have a few others, which we are also working on. But for example, there are companies which are digital natives, which are growing quite rapidly and how we can become more and more close partners with them. We have a very strong business in the US. We have a very strong business in Europe. But can we expand and scale more in some countries within Europe? Some of the new technology areas, for example, the metaverse or quantum or web 3.0, and the blockchain area where we have very strong capabilities which we can work with our clients on. And then the area of sustainability, which of course for our own business, we have put in ESG targets for 2030. But

our clients also looking at sustainability and what they wish to do leveraging some of the experiences that we have.

Then, in advanced automation and modernization, we have next-generation BPM that we are building upon, advanced ADM application development and maintenance, the modernization of our clients' technology landscape, and then AI, machine learning and automation to make sure that more and more of the work in the clients' environments in that technology is automated.

On the people care and development, there are three broad areas of focus within which there are several initiatives we have launched. The first is faster and predictable career progression. The second is to enhance the engagement that the employees and the company are having. And the third, continue with the extensive reskilling that we've been seeing in the first phase, and make sure that continues in the second phase.

While we drive all of these areas, which give us more connect with our clients, and tremendous opportunity for growth and market share gain, we also have a very clear view on some of the levers that will help us to drive high margins over time. For example, managing pyramid ratios, optimizing onshore and offsite mix, optimizing subcontractor usage, capturing value from automation. We have operating efficiencies as we are scaling up the business and making it more efficient and then also looking at what is the more value we can get from the services that we are providing, because some of these services in the digital space, especially, have tremendous impact for our clients.

With that, let me conclude. First, we've had a really strong industry-leading growth in this financial year. The last four years, we saw a very good strategic blueprint, and a very good execution by all the employees and leadership of Infosys. We are now building on that success and learning, we have launched a new strategy for the next several years. Going ahead, we see good opportunity in the digital space and in the Cloud space. As a company, we are well-positioned, and we can continue to gain market share and continue to create value for all of our stakeholders. And our approach of One Infosys really remains the foundation of what we have done so far and what we will do going ahead. With that, I would like to thank all of you, our shareholders, for your continued support, and for all of your contribution and ideas, and I look forward to working with all of our stakeholders to make Infosys an even more successful company. With that, I hand it back to you, Nandan.

Nandan Nilekani

Thank you, Salil. I now request Manikantha, Company Secretary to provide a summary of the auditor's report.

A.G.S. Manikantha

The statutory auditors, Deloitte Haskins and Sells LLP and the secretarial auditor Parameshwar G. Hegde, have expressed unqualified opinion in their respective audit reports for the financial year 2021-22. There were no qualifications, observations or adverse comments on the financial statements and matters which have any material impact on the functioning of the Company. The statutory auditor's

report on the standalone and consolidated financial statements respectively, are available on page numbers 176 and 256 of the Integrated Annual Report. The secretarial auditor's report is enclosed as *Annexure 5* to the *Board's report* on page number 94 of the Integrated Annual Report. Thank you. With this, I hand it over to the Chairman, Mr. Nandan.

Nandan Nilekani

Thank you, Mani. As the Notice is already circulated to all the members, I take the Notice convening the meeting as read. Before we proceed, I'm pleased to bring to your notice that as required under the Companies Act, 2013, the Company has provided with the facility to cast your votes electronically on all resolutions set forth in the Notice. Members who have not cast their vote electronically but are participating in this meeting will have an opportunity to cast their votes through the e-voting system provided by NSDL. Members may please note there will be no voting by show of hands. We now take up the resolutions as set forth in the Notice. We will open the floor for any questions by members after all the resolutions are tabled. Accordingly, I will now only read out the resolutions.

Item No. 1 of the Notice: *Adoption of the financial statements*. The financial statements of the Company including the consolidated financial statements for the financial year ending March 31, 2022, including the report of the Board of Directors and auditors have already been provided to the members.

Item No. 2 of the Notice: *Declaration of dividend*. The Board has recommended a final dividend of Rs. 16 per equity share. You would recall that an interim dividend of Rs. 15 per equity share has already been paid for the financial year ending March 31, 2022. The dividend amount including the interim will be now Rs. 31 per equity share.

Item No. 3 of the Notice: *Appointment of Nandan Nilekani as a director liable to retire by rotation.*

Item No. 4 of the Notice: *Reappointment of Deloitte Haskins and Sells LLP Chartered Accountants as statutory auditors of the Company.*

Item No. 5 of the Notice: *Reappointment of D. Sundaram as an independent director.*

Item No. 6 of the Notice: *Reappointment of Salil S. Parekh, Chief Executive Officer and Managing Director of the Company, and approval of the revised remuneration payable to him.*

The text of the resolutions, along with explanatory statement, is provided in the Notice circulated to the members. If any member desires to ask any question pertaining to any item on the Notice, he / she may do so now. Members are requested to keep the questions brief and specific. To avoid repetition, the answers to all the questions will be provided towards the end. Members may also note that the Company reserves the right to limit the number of members asking questions, depending on the availability of time. While members are queuing up to ask questions, may I request the team to play short videos on Infosys Foundation and restoring life to an ailing lake.

[Video on Infosys Foundation]

Audio and video questions

A.G.S. Manikantha

Dear shareholders, thank you for joining our 41st AGM today and for taking time to participate in the proceedings. Before we go live with the Q&A, here are some points to note for your convenience. Kindly unmute yourself and proceed to ask the question when you are projected on the broadcast screen. Please mention your name, folio number and the location from where you are joining. Each shareholder will have two minutes for their questions. To avoid repetition, the Board will respond to all the questions at the end. Once you have asked your question, you can switch to watch the proceedings. The Board will be taking questions from shareholders in two or three sets, depending on the number of questions on video.

Now, I request Ms. Bindu to unmute and proceed with the question.

Bindu Satish Chandra

Good afternoon, Chairman, Mr. Nandan Nilekani, CEO, Mr. Salil Parikh and members of the Board. I'm Bindu Chandra, proud shareholder of Infosys, and a member of Millennium Mams. Millennium Mams is a women's-only organization which helps in empowering women's financial literacy. Chairman sir, I would like to ask you two questions. We would like to know the female to male workforce ratio in your company and on the Board. We are also keen to know why we can't have more female directors in the company. If you think so, you can always negotiate with Millennium Mams. A small request, sir. We would like to meet you in person if you would kindly agree. Thank you, sir.

A.G.S. Manikantha

Thank you, Miss Bindu. May I request the next shareholder, Nazia, to kindly ask the question?

Nazia Haroon

Good evening, respected Chairman and members of the board. I am Nazia Haroon, a proud shareholder of Infosys and a member of the Bangalore chapter of Millennium Mams. Chairman sir, my question is on attrition, and what the IT industry is facing. It's a big problem and how is Infosys dealing with it? My second question, sir, is – your opinion on the reverse of the great Indian brain drain. Thank you, sir.

A.G.S. Manikantha

Thank you Nazia. May I request the next shareholder, Mr. Pratik, to kindly unmute and ask the question?

Pratik Gadhia

Good evening, ladies and gentlemen. My name is Pratik Gadhia. I'm a chartered accountant by educational qualification. And as a professional, I am an associate director with a firm called Almus Risk Consulting, which is a leading forex and risk advisory company. So, here is a background to my question. We are a net exporter with annual net exports of roughly about Rs. 44,000 crore. And as on March 31, I see cash flow hedges around Rs. 23,000 crore, which equals to approximately about six months of net annual exports. So, here's my question. We have an economic exposure, which might be exceeding six months. What is the firm's hedging policy? A related question – recently, the RBI has come up with a circular allowing exotic derivatives that can be used for managing long-term exposures. And I understand that exotic derivative is a taboo for most of the boards. But considering the sophisticated treasury that we have at Infosys, how do we plan to, you know, leverage this liberalized regulation, which can be used for managing long-term exposure? That's question one. My second question is, in the last two to three months, the premiums have come down from 4% to 3%. What's the impact on future export realizations with the lower premium? Very financially specific questions. Thank you.

A.G.S. Manikantha

Thank you, Mr. Pratik. May I now request Ms. Shruti to kindly unmute and ask the question?

Shruti Saraogi

Good afternoon respected Chairman sir and members of the Board. I am Shruti Saraogi, a proud shareholder of Infosys and a member of the Kolkata chapter of Millennium Mams. Chairman sir, at the onset, I would like to congratulate you on being felicitated with the prestigious Lifetime Achievement Award by the IET India. It is indeed a proud moment for all of us here. I have two questions, sir. We, at Infosys, are having a problem of plenty. And hence, we need to go for regular buybacks, your thoughts please, on whether we are being adequately aggressive towards inorganic growth? Are there any big acquisitions on the cards, sir, as we would like to see Infosys as a trillion-dollar company sooner than later? Chairman sir, you are the most important person in the country. You have played a major part in developing Aadhaar, UPI, and now you are creating the ONDC. Sir, my second question is, when will you give our Infosys a mega avatar? Thank you.

A.G.S. Manikantha

Thank you, Shruti. May I request the next shareholder, Mr. Dharav to kindly unmute and ask your question?

Dharav Jamadar

Good afternoon. Greetings of the day to the whole board members. My name is Mr. Dharav Jamadar. I'm a PhD research scholar from Surat, Gujarat. Some of my questions which I would like to place in front of you are – firstly, looking at the current scenario and world economy, inflation, rising chances of recession, depreciation of rupee, which sector do you think will outperform and underperform for our company? Second, our company is having a strong cash flow. But the rating agency gives us a rating of stable. So, when do you think that the rating agency will improve our rating for the cash flows? Third, Employee Engagement Program – what all are the employee engagement programs looking at five Cs – which are mentioned in the annual report? Then, how many of US$ 100 million clients you wish to add in this particular year? Last question, how many patents and copyright do you target to file in this particular year? Thank you very much for the opportunity. Thank you, sir.

A.G.S. Manikantha

Thank you, Mr. Dharav. May I request our next shareholder, Mr. Pradeep to kindly unmute and ask the question? Mr. Pradeep, we are not able to hear you. Can you kindly unmute?

Sorry, Mr. Pradeep, we can't hear you.

We'll move to the next shareholder, and we'll come back to you. Next shareholder, Mr. Sadananda Sastry. May I request you to kindly unmute and ask your question?

Sadananda Sastry

Am I audible?

A.G.S. Manikantha

Yes, sir. You're audible.

Sadananda Sastry

Okay. Good afternoon, sir. I'm Sadananda Sastry from Bangalore. My number is 11702201. Chairman sir, in your message on page number 23, you have asserted that Mr. Salil is a big champion. It is good, fine also. Do you mean that all others are *chota* champions? His big hit of 88% burden on the purse of the company has become a talk of the town. Being a press person. I have reported to the press, but they have also hushed up. This discussion is in the interest of the shareholders, investors and the Company. Nowadays, there is a competition, fight, contest arose among CEOs of MNCs about their emoluments' announcement. What is your comment? You have also talked about the human potential, but the recent development of leaving job, that is quitting parva, stands at 88% as per press survey seems to be a defeat. In such an atmosphere, what is your strategy to lure the skilled human resources? Sir, coming to

the report, page 43, there is a steep increase in revenue growth, but new clear trade is decreased. Now, how the company will balance this year?
Page number 82, [unclear speech]

A.G.S. Manikantha

Mr. Sadananda Sastry, we are not able to hear you.

Sadananda Sastry

(Broken speech)

We feel bad to take free or pity service from the Chairman. Page number 97, CSR, after the exit of Sudha Murthy, the Company has not disclosed the revampings and the fact of functioning and functionaries of the Foundation, whether the Foundation is streamlined and functioning in the same line.

Page number 158, nowadays, Infosys bonus issues is being talked about by some of the agencies. That official fact has not come out. Let us know whether the Company has thought of bonus.

Page number 159, the Company has transferred the unclaimed dividend of Rs. 2.02 crore to IEPF. This year, '21-'22, is maximum, among all other previous years. Whether company had made any attempt to trace the beneficiaries?

Page number 244, Related parties, whether the dealings with China concluded or continued? Still dues of Rs. 66 crore is pending from Infosys China. Have you taken any steps to recover?

(Unclear speech)

On page…, increased by Rs 3,400 crore, out of which Rs 500 crore is already impaired. What steps the company will take to reduce it and stop from becoming bad debts? Page number 265, other… other expenses shown in Schedule 2.20 under the head 'expenses' and employees' expenses repeated twice, both in 2.20 and…

A.G.S. Manikantha

Mr. Sadananda Sastry, we are unable to hear you.

Sadananda Sastry

Thank you very much. See you next.

A.G.S. Manikantha

Thank you, Mr. Sadananda Sastry. May I request the next shareholder, Mr. Hiranand, to kindly unmute and ask the question.

Hiranand Kotwani

Yes, I am audible. Namaste to all. I am audible, gentlemen?

A.G.S. Manikantha

Yes, yes.

Hiranand Kotwani

It's a great privilege to meet you people. Certainly, your address as Chairman, Nandan, is very lovely and good. And particularly Salil, I congratulate him for next innings. Even Nandan also. I will drop other questions to save the time. Certainly, I will touch upon two questions only.
One is this directors' report page 70, the cost of sales has improved. It is a 25% increase. Growth and profitability has not that much improved. So, look into this cost of sale. Next is your report says there was 25 sexual harassment cases. You have dealt. You can elaborate the various geographies, various laws are there. How you have dealt? You should disclose. Did it settle in the court of law, or was it an internal settlement, if you can elaborate, various geographies, 25. In TCS, there were 26 or 36, yeah, 36. Chairman told me at that time. In our organization, there are 25, and human rights violation is 742, gentlemen. What kind of violations are these and internally, how you dealt with them? Is there any training program to improve? Human rights violations should not be there, and sexual harassment should not be there. Any cases reported from male side against women harassment? Because one such case is reported, where women is harassing men. In PSU banks also, one case is reported. Now, will you elaborate? Otherwise fine, company is good. The Company is doing the best. You are rewarding investors and encouraging minority shareholders. Thank you and good luck ahead.

A.G.S. Manikantha

Thank you, Mr. Hiranand. May I request the next shareholder, Reddeppa? Reddeppa, kindly unmute yourself and ask your question.

Reddeppa Gundluru

Thank you, Manikantha garu. My Chairperson, Mr. Nandan Nilekani sir, and Mr. Salil Parekh sir, directors of the video conference and my fellow shareholders, good evening. Namaste sir. My name is Reddeppa Gundluru. I am from Hyderabad, sir. As a shareholder, I'm very happy, sir. I am also proud of the company's performance in 2021-22. Thank you for an informative presentation and detailed AGM report you have given us, Sir, with presentation. Excellent speech by Chairman Sir and CEO Sir, thank you, sir.

Fantastic annual report Sir, I have gone through the Annual Report. Thank you so much, sir. Firstly, sir, congratulations to the Management and all of us, as Infosys was named the second most valuable Indian brand, as named in the Brand Finance India 100 - 2022 report. Infosys is also the fastest growing IT service brand globally. Congratulations for this.

Sir, in 2018-19 physical AGM, what we had as a vision, it has become reality now. So, we have 100% faith in Nandan Sir. It was delightful and wonderful experience, very nice memories with Board, Sir, thank you, wonderful interaction with Nandan sir and Salil sir. Both are very good leaders. Second, in corporate governance point of view, I want to congratulate you and I am very happy, sir. Your postings on ethical and corporate governance, especially legal and integrity, it is world-class corporate governance. Also, we have consistent performance since the last three years, we are very happy. From a financial point of view, I want to congratulate for this crossed many more milestones of revenue growth. Thank you for the dividend payout of Rs.31 including interim dividend, sir. Congratulations for the wonderful numbers we are posting, sir. So, it seems my company's consistent performance and quality management with technical movements. So, you have a very good growth mindset, sir. Thank you. I would like to highlight this Infosys has been recognized in the Top 50 India Best Workplace for Women, Sir, Women award we have achieved. And it has won Great Place to Work in the large companies category. So, I would like to congratulate Nandan and the entire team of KMP. Thank you for the wonderful workplace to work, especially for women. Congratulations on the many awards, honors, both nationally and internationally. Infosys topped the CRISIL ranking, most ethical company, fastest growing company, and other HR awards.

A.G.S. Manikantha

Thank you, Mr. Reddeppa, please…

Reddeppa Gundluru

Sir. Yes, sir. Please, Mani Sir, I have questions also. Give me two minutes. Most ethical company, fastest-growing is appreciable. And many awards Sir. Thank you Sir. I am very happy today since today is Infosys AGM. Sir, CSR point of view, I wanted to appreciate and my heartfelt congratulations to the Board and Nandan Nilekani's leadership for doing such tremendous work towards COVID-19 and other, all the areas. Especially, Sir, I have seen special annual report for CSR. It's a wonderful thing, Sir. I've never seen other companies do that, that's why you are giving annual report for CSR.. Especially thanks to Kiran Mazumdar-Shaw madam and also Sudha Murty maam for 25 years of service. No words to say thanks to

Ma'am. Thank you, *namaste*, Sudha Ma'am. And also special CSR KMPs also, I am giving best wishes and congratulations.

A.G.S. Manikantha

Mr. Reddeppa, we request you to kindly wrap up the question…

Reddeppa Gundluru

Yeah, I'm coming to my questions. Mr. Chairman, I would like to know what is the company's vision in coming financial couple of years? Also, in the financial year 2021-22, the Company has guided a revenue growth of 19.5 to 20% and achieved a growth of 19.7%. But, financial year 2023, the revenue growth guided was 13 to 15%. Any specific reason for this guiding revenue is lower than last year? Do we have any revenue upgrade? Sir, can you comment on this? And another question is, during this Q4, financial year 2022, a commentary reported as a discussion with the client for a price increase. Any indication on revenue increase can be signed in Q1, FY'23? And one more. Any updates on Daimler deal and transaction in digital technologies. Please give me updates on this Daimler deal. Lastly, Sir, any update on the unspent CRP amount of Rs. 51.75 lakh, if the same has been spent? Lastly, I would like to thank the Company Secretary department, Manikantha sir and his team, his wonderful services, number one, good services they are giving. And also thanks to Infy team, Pooja and Rakesh and other employees who have ensured smooth proceedings. I personally believe that our company will achieve many more higher awards and recognition and the leadership of one and only Nandan Nilekani sir's and Salil sir. I wish all the best for the Board, good health, happiness, continue to give support to society, Sir. Thank you, Sir. Love you Nandan sir.

A.G.S. Manikantha

Thank you, Mr. Reddeppa. May I request the next shareholder, Mr. Santosh. Mr. Santosh, kindly unmute yourself and ask your question, please.

Santosh Kumar Saraf

Meri aawaz aa rahi hain na, sir?

[Can you hear me?]

A.G.S. Manikantha

Yes, sir. We can hear you. Kindly go ahead and ask your question.

Santosh Kumar Saraf

Aadaraniya sabhapati ji, upasthit [unclear audio] sadaysagan, aur mere shareholder bhaiyo, behenon... Jo aaj hum video conference mein present hain, sab pradham aap sabhi ko namaskar. Main Santosh Kumar Saraf. Asha karta hu aap jitnje hain sab swasthya [unclear audio] main hain.

Sabse pehle mein management ko dhanyavaad deta hu Rs.31 dividend dene ke. Bahut acha dividend diya sir. Doosra dhanyavaad isiliye deta hu ki aapne iss saal 1,40,000 naye karamchari liye hain. Iss me 85,000 karamchaari aapne seedha college se liyi hain. Matlab, bahut accha decision hain. Jo college main padhte unke liye bhi kaafi accha hain sir.

Ek sir prashn hai, abhi present, women ratio 39% hain. Usko aage badhane ke liye kya kadam, IT industry hain, isiliye aur kya kadam utha rahe hain? Women ratio kaafi aage badhaane ke liye. Geographical area-wise, employment ka figure bhi jod deejiyega sir... Ek aap ne kaha ESG, aap 2030 tak fulfil karna chahte hain. Toh, abhi present, rainwater harvesting ki, aur renewable energy ki kya position hain, woh aap batadijiye. [Unclear speech] Lastly, ye hi hain, kuch cases 2004 se disputed cases kaafi pending hain sir. Toh, woh usko undisputed karne ke liye kya kadam utha rahe hain? Woh bhi aap batadijiye sir?

Lastly, main Company Secretary Manikantha ji ko, unki team main Pooja, Rakesh, aur Roshni ko dhanyavad deta hu, ki smooth proceedings ke liye, aur kaafi accha relation rakhne ke liye. Jai Hind! Jai Bharat! Namaskar!

[Respected Chairman, members of the Board and my fellow shareholders... Hello to everyone present in the video conference today. I am Santosh Kumar Saraf. I hope you're safe and well. Firstly, I want to thank the Management for giving us a dividend of Rs. 31. This is a very good dividend, sir. Secondly, I want to thank you for recruiting 1,40,000 employees this year. Out of this, 85,000 are college graduates. This is a very good decision, sir, as it will help the students a lot.

I have a few questions, sir. One, the women employee ratio is 39%. What steps are you taking to increase the number in the coming years? Also, you have said you want to fulfil ESG vision by 2030, that's good. Can you explain what you have been doing in rainwater harvesting and renewable energy? Lastly, there are many disputed cases pending since 2004. What are you doing to resolve those?
I want to thank Company Secretary Manikantha and his team Pooja, Rakesh and Roshni for enabling smooth proceedings and maintaining good relations. Jai Hind! Hail India!]

A.G.S. Manikantha

Thank you, Mr. Santosh. May I request the next shareholder, Mr. Vinod, to kindly unmute and ask your question please? Mr. Vinod, kindly unmute yourself.

Vinod Motilal Agarwal

Hello, can you hear me?

A.G.S. Manikantha

Yes sir. We can hear you. Kindly go ahead and ask your question.

Vinod Motilal Agarwal

Respected Chairman Nandan Nilekani ji, CEO and MD Salil Parekh ji, CFO Nilanjan Royji and CS Manikantha ji, good afternoon, everyone. I am Vinod Agarwal speaking from Mumbai. Sir, I have got two or three queries. You inducted 1,40,000 employees last year. Of them, 84,000 were directly from colleges. Then you provide training to the new inductees, and the training would cost money to the company. If they leave early on, they go away from the company, are you able to recover the cost from them or it is just a part of the business cost that we cannot recover from these employees we have trained?

My second would be on the cloud services, Infy Cobalt. It is a game changer for our company. It is giving us faster revenues and wider range of customers and it is helping us develop more products for the clients in a faster way from months to days. I compliment you for that. I have an Objection on that – 5G is coming in as a tech, which is revolutionizing a lot of industries. Are we also likely to go into something like auto-driven vehicles, becoming auto-driven ones? Are you likely to develop some programs for them or the industries? We are into robotics and AI learning. So, that will help us in gaining from the industrial revolution which is taking place.

And, I am happy with the performance of the company and Infosys Foundation. The Foundation has set up two *Dharamshalas,* one in Jhajjar and one in Navi Mumbai. 94 large deals were done for US$9.5 billion and the awards you mentioned on pages 54 to 57 of the Company in the Annual Report are good, sir. I'm signing off and I wish the company all the best and the dividend of Rs. 31 is a good dividend. I wish the Company all the best for the future. Signing off Vinod Agarwal from Mumbai.

A.G.S. Manikantha

Thank you, Mr. Vinod. May I request the next shareholder, Mr. Shrenik Mehta from Jamnagar. Kindly go ahead and ask your questions, sir.

Shrenik Mehta

My beloved Chairman Mr. Nandan Nilekani, MD and CEO Mr. Salil Parekh, CFO Mr. Nilanjan Roy, Company Secretary Mr. Manikantha, other Board of Directors, and my fellow brothers and sisters

shareholders, myself Shrenik Mehta, retired advocate and long-term investor and minority shareholder. First of all, Nandan Nilekani, I would like to appreciate the result of financial year 31st March, 2022. We are quite happy as far as profit is concerned, market cap has increased by 40% and dividend is also quite good. So, no complaint, no suggestion about working of the company. And, as a shareholder, I congratulate the whole team.

At present, I think, if my figures are incorrect, Nilanjan can correct me. At present, we are having Rs 30,000 [unclear speech]. So, it is my humble question, how are we going to keep it with us or how we are we are going to use, by inorganic acquisition or special dividend or whenever time comes buyback through tender route? It is up to you, sir. Market cap of our company has gone down to six lakh crore at present, as per yesterday's price. I would like to know, as a shareholder, what steps you are taking in the first phase to increase our market cap of the company to a minimum 10 lakh crore in the first phase. And my next is, if possible, after Diwali during next winter, we would like to pay a visit to the company, if possible. And my last question is, how we derived our name Infosys? What is the meaning of Infosys? I think it is not any English or any language word. Thank you very much to Manikantha and his team for giving me an opportunity. Thank you all.

A.G.S. Manikantha

Thank you, Mr. Shrenik Mehta. May I request our next shareholder, Vasudha? Vasudha is joining on an audio call. Ms. Vasudha. Kindly go ahead and ask your question.

Vasudha Vikas Dakwe

Very good afternoon. Can you hear me, Sir?

A.G.S. Manikantha

Yes, ma'am. We can hear you. Kindly go ahead and ask your question.

Vasudha Vikas Dakwe

Very good evening respected Chairman sir, board of directors and my fellow shareholders. Myself Vasudha from Thane. I would like to congratulate our Company Secretary and team for sending me the soft copy of the report well in advance, which itself is clear and transparent. The presentation given by the Chairperson is also very informative. I don't want to ask any question, only one suggestion. Please look into the matter of the unclaimed dividend amount, which is transferred to IEPF fund. With this, I support all the resolutions. Thank you very much.

A.G.S. Manikantha

Thank you, Ms. Vasudha. May I request the next shareholder Mr. Abhishek? Mr. Abhishek, kindly unmute yourself and ask your question. Mr. Abhishek?

Abhishek J.

Yes, Am I audible?

A.G.S. Manikantha

Yes, kindly go ahead and ask your question, please.

Abhishek J.

Yes, my name is Abhishek, shareholder of the Company [unclear speech]. So first of all, I congratulate the Management on the event of the 41st Annual General Body Meeting. Trust all is well with you and your family in this challenging situation. Our company deserves much more respect than the current market cap, completing more than a decade of successful operations, profitability, dividend history and becoming one of the strongest brand in our respective segments.

I would like to know how our business was being impacted in these past three years of this COVID time, the coronavirus and subsequent lockdowns. Virtually, no industry was untouched after the COVID. So, whether any employees our company has sacked, hired salary cut in percentage if any, I would like to know from you, sir. And what is the number of employee strength in Infosys? I would like to know from you.

And since for the past three years, the shareholders are not able to meet you physically and we are forced to meet you virtually, I would request the management to kindly keep a get-together for the investor fraternity as and when you think that the COVID situation has come across and we can have a get-together. Most of the companies have started doing hybrid mode. So, both the options have been kept open for the AGMs. Companies across Chennai are doing physical as well as virtual. So, hope our company also takes such steps in the years to come so that hybrid mode will be followed in the years to come. So that is the best option, which is being taken up by certain companies as an initiative and similar initiative to be taken up by our company also so that in the years to come, you can get the valuable suggestions and ideas from various shareholders across the country and our company can improve over the years to come.

I am a well-wisher of the company and I'm really thankful to the management for having declared a very good dividend even during the pandemic time. The company has sustained and declared fantastic dividends. We are really glad to be the shareholders of Infosys. And we are really thankful to the Company Secretary and his entire team for conducting the annual general body meeting virtually and helping the investor fraternity to join this group through the Zoom platform and give them valuable suggestions and ideas. So, we are really thankful to the entire secretarial team for the entire efforts to

conduct the meeting virtually and connect 36 shareholders on this virtual platform. Sir, then I thank the entire Board of Directors. Myself and my team are having a legal firm with a name and style of seven will associate in Chennai. So I request yourselves to kindly enroll our firm and [unclear speech] of the company. And we will be glad to extend our services and nothing much to answer. I wish the company and the Board of Directors great success and prosperity in the coming future. Hope to see you in the physical AGM next year. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Abhishek. May I request the next shareholder, Mr. Kaushik? Mr. Kaushik, kindly unmute yourself and ask your question.

Mr. Kaushik? Can you kindly go ahead and ask your question? Mr. Kaushik, are you able to hear us? I think there is some audio problem, we will move to the next shareholder.

Mr. Bharat Raj? Mr. Bharat Raj, can you kindly unmute yourself and ask your question?

K. Bharat Raj

Yeah, very good evening, entire board of directors, Mr. Chairman, Mr. Parekh and entire Board of directors. First of all, I am happy to see you all safe, healthy and fine. I thank Mr. Manikantha for arranging a wonderful virtual video conference. Sir, first of all, entire Board of Directors, thank you for giving wonderful dividend, sir 31 rupees. We have completed for 41 years, sir. Mr. Chairman, CFO and CEO, can we expect Rs. 41 dividend for the next financial year? That is my request. Sir, we have completed one lakh crores of revenue sir and we have net profit is 22,000 crores. So, it is very good performance. 56% revenue is coming from the digital sir. I'm very happy, sir. And 66% revenue coming from the US. My question is that in this recent pandemic, not pandemic, recent war between Russia and Ukraine, how is my company doing this quarter and next quarter, because you shut down the office in Russia. So how our company is losing the revenue sir and how these financials will accumulate that revenue sir?

We are the highest women employer sir. Very happy, sir. First of all, I thank the Management for a very good decision for approving a five-year period for my CEO. Salil, I hope you remember, in 2018, a CEO is a post for three-year like a marriage contract. If you sustain for three years, you will be the king in our Company. You successfully completed three years. Maybe in second year there was a sort of small disturbance in our company, but you completed three years. Now you will be in five years in my company, sir. I'm very proud. You will definitely make my company a US$2 trillion company, sir. Because under your leadership, my company is doing wonderfully.

CSR, yes, we are doing wonderful. 400 crores we are spending on CSR. So, I'm very happy, sir. Sir, since 2018, we're not receiving any bonus. Mr. Chairman. Can we expect a liberal bonus in this financial year? Because five years are completed, we expect a bonus from the management, sir. And, why is my company not seen in South Africa sir? Why my company's footstep is not in Nigeria, Kenya and South

Africa, because Nigeria is a future upcoming country in the world. Like in India, it is growing aggressively. Why the footsteps is not there in Nigeria, Kenya and some other South African countries?

Sir, why only one woman directors, or why only our madam is there? Why is there only one-woman director from India? Why are you accepting only one lady? I expect at least by next AGM, we will expect at least two women directors in my company, because, we have 39% women employees, but we have only one woman director. It shows wrong signal to the entire country.

Regarding IT filings, I have received lot of complaints that Infosys don't know how to manage. Mr, CEO, see that it shouldn't happen in the coming years because we have a reputation in the Indian market. The Finance minister was also very serious about our company, why it is happening, some hiccups in filing the cases. So, Mr. CEO please see that in next coming years, it should not be the issue sir.

And recently in USA, there is recession, sir. So how are we encashing the recession, sir? If there's a recession in the USA, I hope we have very good revenue. We have very good business for our company, sir. And one more thing, sir, Mr. Chairman, last time in the physical AGM, I requested for the Mangalore company visit. If you please convey to Mr. Manikantha, for who have participated in this AGM, please send them to the Mangalore IT park. We want to see how Mangalore IT Park has been built and be more proud and happy to see the Mangalore park.

Once again, Mr. Chairman all the best for the coming years. Mr. CEO - Salil, I believe your leadership, and yes, you're doing wonderful. I recommend sir my CEO's salary should be the best in the India and the highest in India, sir. Because Wipro is paying more than my CEO, sir. But I want my CEO's salary to be more than Indian competitors. I recommend the Chairman and entire board to see that the CEO's salary should be highest in India, sir. He's working hard for my company, he's making the share price sustainable. And he's giving very good dividend to the shareholders. And I hope Mr. CEO will give bonus in the coming years. I believe you sir. And once again, Mr. Roy, I know how you're very working hard to give shareholders money. Very good. You are putting your hard effort into my company. Once again, all the best for the coming years. Thank you very much Mr. Manikantha and entire team. God bless you all.

A.G.S. Manikantha

Thank you, Mr. Bharat. I request the next shareholder, Mrs. Patel. Mrs. Patel, if you're on the audio, kindly unmute yourself and ask your question?

Hutokshi Sam Patel

Hello. Are you able to hear me?

A.G.S. Manikantha

Yes, ma'am. We can hear you.

Hutokshi Sam Patel

Very good evening to all of you. Respected Chairman and eminent Board of Directors, the management team and all the employees of the company. I first I would like to thank Mr. Manikantha, Madam Rekha and Rakesh and all secretarial team for giving the Annual report and the excellent annual report. And, the CFO, I thank you very much for the financial statements. The Company's been very good very efficient company, enterprising company and well-managed company, giving very good, making good profit and giving us a very good dividend.

A.G.S. Manikantha

Mrs. Patel, we are not able to hear you. Mrs. Patel. Are you there?

Hutokshi Sam Patel

Yes, ma'am very much. You are not able to hear me?

A.G.S. Manikantha

Yes, now, we can hear you. Kindly go ahead.

Hutokshi Sam Patel

The company is doing very well. Efficient company in good profit-making company, well-managed company. Company has given us a very good dividend. Mr. Salil Parekh, you are doing a good job. We have much faith in you and all the directors on the board.

Mr. Uri Levine, the T-Shirt you are wearing, fall in love with the problems and not with the solution. And it is very, very, very apt saying that the results have been very excellent. I congratulate the company for the good awards and accolades that the company has received. Rs.16 dividend is a good dividend, but of course, we request for [unclear speech]

A.G.S. Manikantha

We are not able to hear you, Mrs. Patel. We request you to kindly send your questions over email. We will try and answer that. We'll move to the next shareholder, Mr Mukesh Ajmera. Mr. Mukesh.

Hutokshi Sam Patel

Mr Manikantha, are you able to hear me now?

A.G.S. Manikantha

Yes, ma'am. We can hear you. Kindly ask your question. I think your line is unstable if we can wrap up the question early, please. Mrs. Patel, are you there?

We'll move to the next shareholder, Mr. Mukesh Ajmera. Mr. Mukesh, kindly unmute yourself and ask the question.

Mukesh Ajmera

Ellarigu Namaskara. Good afternoon, Salil bhai, Nandan bhai, if I may call you so, also Nandan, Mrs. Kiran Mazumdar-Shaw, all the other board of directors. It is yet another time of the year when we are meeting you just once a year for a few minutes. And then, we meet you the next year. I wish it was a physical meeting this year, which we have been missing for the last couple of years.

I would like to congratulate the company headed by Mr. Nandan Nilekani and Mr. Salil Parekh and their entire team for their excellent performance that the company has given, despite, you know, global hiccups and all kinds of problems, including in the IT industry. The ship that was sailing in rough waters about four or five years ago, has been stabilized with the leadership of both these people, and also others who have been helping them. I would like to really take acknowledgement, I mean, give them lots of appreciation, and thank them for being able to convert the company, to turn the company around and stabilize the ship.

And, also the share value has gone up from nearly Rs. 700 to Rs. 1,900. That, in itself, is a reflection that we are on a sound footing. There are so many accolades and awards and all that. I mean, it's mind-boggling how the company has been doing so excellently well, and though Infosys employees are considered to be Infoscions, we ourselves as shareholders would also like to call ourselves as Infoscions because this is one of the only companies that we belong to. Though we have shares of so many other companies. It is a pleasure and delight all throughout. I wish I had the shares of Infosys right from its IPO days which I had missed out on.

And I would also like to request if it's possible for the company to have Mr. Narayana Murthy and Mrs. Sudha Murty also say a few words at every AGM or if they are not, if they are able to come live, so that we know, you know, how they're doing, we'd like to see them. It's a pleasure because they have been mentors. And so also Nandan, who is now present, but otherwise, it's very difficult to see some of them. I'm also very delighted with the Company's social initiatives, and also energy conservations, with more than 50% of renewal. I mean, most of the 50%, more than the energy requirement is being done through renewable energy, which is remarkable. And, this needs to be transcended into the national

model to all the companies. You know, give all kinds of statistics, but very few of them have, you know, done really well. And Infosys deserves all the praise for that. And if you can, please extend this to even the masses. You are, for example, saving water, saving environment, and conservation is a huge challenge for the world, in general. Why can't Infosys take it up? Including through mass media, in advertising? Not that it requires, you know, advertising at all, but then, through its initiatives, people listen. When Infosys talks, people listen. That is a kind of honor, respect and clout, it commands not only in India, but globally. And if you can look into this. Very nice.

Yeah, I'll be completing soon.

One of the things we have been missing out on is, you know, visiting you. Many of us have not seen the campus, both at Bangalore and Mysore. If we can have a regular, you know, round-the-year program, it will be nice that every month or every fortnight, you know, you have some kind of a initiative where people can join, rather than making a specific request. And I'm sure that a lot of shareholders who would want to be part of this. And if you can consider this as an ongoing program, it will be appreciated.

And I would like to find what is this iCETS that was mentioned in the Annual General Report, which was excellent, and as usual, very exhaustive. Does it apply to all the companies across all the models of business? Or is it just for some of the, you know, programs and things like that?

And if it's possible, we would like to, you know, visit you at the earliest. Salil bhai, I've been waiting to meet you. I just met you a couple of times, when you started with Infosys, first year and second year, two more years have gone. So, if possible, please do accommodate us and thank you, Manikantha, for accommodating all of us, all the shareholders. Your Infosys model is to be emulated by all the companies in India. And as one of the shareholders mentioned, there are a lot of issues with unpaid dividends and shares transmission which I'm a victim of in some other large group and company. And, more than two lakh crore rupees are being lying or lying in government coffers unclaimed and Zerodha and Nithin Kamath also had made some comments about it. So, if possible, I would like to contribute to this. And as a respectable company, I would like the company to reach out to the government. And I'm sure the prime minister who has been abolishing many redundant British era acts will listen to you also. Please let me contribute to that. Thousands of people are victims of it because of, you know, impossible-to-comply rules and regulations. And this is something you can do service to, not only investors of Infosys, but across the entire investor community in India. I wish everybody lots of good luck, including the top management and all the Infosys employees. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Mukesh. May I request the next shareholder, Mr. Goutam? Mr. Goutam, kindly unmute yourself and ask your question.

Goutam Nandy

Good evening. And Namaskar. Am I audible and visible sir?

A.G.S. Manikantha

Yes, sir. We can hear you and we can see you. Kindly go ahead.

Goutam Nandy

Respected Chairman, Board of Directors and my online fellow shareholders, myself Goutam Nandy, of Kolkata, the City of Joy, very old equity shareholder of Infosys limited. Firstly, I like to give thanks to your secretarial department for sending me annual report and other necessary relevant papers through email very well in advance. Specially thanks to our respected company secretary, Mr. Manikantha and his whole team for rendering very good services to our minority shareholders. Sir, you are organizing your annual general meeting through video conference for the third time, and I find it is again success. So, thanks again sir. Sir, my earlier speakers already expressed their views and covered most of the points regarding accounts and performance of the Company. Therefore, I don't like to repeat as per your guideline. Sir, a few years back, we had faced GST and demonetization.

Sir, ye dono ka effect abhi tak khatam nahi hua. Iska andar kya hua? 2020 mein, hum logon ko COVID-19 ne attack kiya. Iss ka effect abhi tak jaari hain.

[The effect of these two is still not over yet. Amid this, in 2020, we were attacked by COVID-19. This effect is still ongoing.]

Each and every company is suffering very, very much. But I am very glad to see that, despite a tough pandemic, and most challenging year, you have tried your best. Your CSR is also very remarkable. Sir, I'm very proud to be a shareholder of your company. I am very hopeful towards the prospect of our company. I have full trust with our strong management like you. And so, I wholeheartedly support your all resolutions, which I've already casted through my e-voting. Sir, I'm very happy with your company getting regular very good dividend. And I also got huge price appreciation in your company's share set. So, thank you very much. Sir, nothing to say more today. Looking forward with a positive outlook towards our company with higher profit margin, 1:1 bonus, handsome dividend and return. Sir, may God bless you sir. Stay safe. Stay healthy. Thank you. Signing off, Goutam Nandy.

A.G.S. Manikantha

Thank you, Mr. Goutam. May I request Mr. Krishan? Krishan, kindly unmute and ask your question please.

Krishan Lal Chadha

Thank you, sir. Thank you. Can you hear me?

A.G.S. Manikantha

Yes, I can hear you. Kindly go ahead, please.

Krishan Lal Chadha

Thank you sir. Thank you for giving me the opportunity to join with you. Sir, aapke tareef ke baarein mein sabhi logon ne keh diya hain. Ab usko main dubara repetition nahi karoonga. Sir, 57% ki jo hu logon ne revenue generate kiya, woh saara ka saara is saal online main generate kiya hain. Us ke bhavajoot bhi humne kaafi saare nayi jo naukriya hain woh bharti ki hain. Aur uss ke andar kaafi zyaada humne synonymously kuch opportunities bhi ho sakta hain gain ki hain. Usse ho sakta hain, aane waale time main kaafi benefit milega.

Lekin sir, meri aapse jo request thi. Maine aapko mail pe bhi bheje thi. Aapka jo mujhe mail receive hua tha iss AGM ka, woh, sir hume mila tha 27th of May ko. Aur, main 30th May ko Annual Report ke liye ek request bheji thi, jo abhi tak maine receive nahi huyi hain. Toh, please, agar aap mujhe ek hard copy bhijwade tho aapke liye bahut thankful hoga. Sir, doosri baat, maine kal bhi iss baare main ek request ki thi. mera speaker number aapne 9 main daala tha. Lekin abhi kaafi saare speakers ke baad main waiting main tha. Dedh ghanta hogaya. lekin mujhe ye pata nahi chal raha tha ki mera speaker number kitna hain. Isske liye bhi aap thoda dhyan rakhe.

Jaha tak, page number 43 main dekhta hu, hamare basic EPS thi, last to last year, Rs.38 se badh ke, last year Rs.45 huyi hain. Aur iss saal bhi Rs.52 ho gayi hain. same growth ke upar hain. Lekin hamara jo dividend ratio hain, woh last to last year Rs.17 se aapne last year badhake Rs. 27 kiya tha. [audio interruption]

[Thank you sir. Thank you for giving me the opportunity to join with you. Sir, other speakers have already praised you. So, I will not repeat the same again. Sir, this year we generated 57% of our revenue through online. Despite that, we were able to create new jobs and several opportunities too. I am hopeful that these will benefit us in the coming days.

But sir, I had a request for you, and I mailed you too regarding this. I have received the AGM Notice on May 27th. On May 30th, I have mailed you requesting for a copy of the Annual Report, but I haven't received any copy yet. I would be thankful if you can send me the hard copy of the Annual Report. Second thing sir, I have spoken to you about this yesterday too. I was given number 9 in the speakers' order. But a lot of them have spoken before me. It has already been one and half hour. Please pay attention to it.

Coming to page number 43, I can see that our basic EPS has increased to Rs. 45 last year from Rs. 38 from last-to-last year. This year, it has reached Rs. 52. However, our dividend ratio has only increased to Rs.27 last year from Rs.17 last-to-last year. . [audio interruption]

Krishan Lal Chadha

Sir, this year, humne Rs. 31 ka jo dividend diya hain, usko humne last year ki jo growth humne di thi, uss tareeke se use accumulate karke nahi diya hain. Uss me mujhe ye samaj main nahi aara hain ki jo hum logon ne growth di hain, woh apne liye kis tarekhe se accommodate kiya hain? Jaha tak main revenue growth ko dekhta hun, woh bhi 10 se badh ke 21 ho chuki hain. Almost double ho gayi hain. Uss ke bhavajoot bhi, aapne uss tareeke se hamari dividend ke baarein main nahi socha hain. Jaha tak sir, main apni Page number 68 main, Other Comprehensive Income dekh raha hu, woh bhi Rs. 191 crore se, jo positive main thi, iss saal hamare ko Rs.48 crore minus main chali gayi hain. Iss ka main reason kya raha hain? Uss ka baare main thoda detail main batayiye.

Jaha tak main page number 90 aur 91 main dekhta hu, uss me sir hum logon ne apne jo directors ki remuneration thi, jo mujhe [unclear speech] baat kiya hain, ki sir, directors ko itni remuneration lene ka koi most of the kaaran hoga ki woh kisi aur companies ke directors saath agar apna competitions karr rahe hain, toh please, aisa na kare. Kyunki aane waale time pe hamare liye ye kaafi challenging hoga. Hamare das directors almost Rs. 280 crore ka remuneration gain karr rahe hain. Agar hum jab 2019 ka last remuneration apne directors, Salil Parekhji ka, aur U. B. Pravin Raoji ka dekhenge, toh last, jab 2020 main toh last remuneration tha, woh Rs. 24 crore tha. jo ki current main Rs. 71 crore se plus ho gaya hai. 300 times company ke... mere khayal se directors ne apna apna gain kiya hain. Jaha tak Pravin Raoji ka bhi dekhta hu, woh uss time pe, 2020 ke andar, Rs.9 crore tha last, jab COVID start hua tha. Aur ab hamari company ke Rao saab ka Rs. 37 crore ho gaya. Woh bhi 400% growth ho chuki hain. Toh aisa na dekhe. Kam se kam, shareholder ko dividend ke saath bhi.. jo hamare se zyaada equity promoter ke paas hi hain. Small investor ke baare main hamesha sochiye aur uss ko kis tareeke se reward kiya jaa sakta hain, iss ke upar thoda dhyaan kare. Thank you sir. Thank you. Aur, in question ka jawaab zaroor de. Thank you sir.

[Sir, this year's dividend of Rs. 31 was given based on last year's growth. In that way, the growth has not been accumulated and given to us. I don't understand how you have accommodated the growth we have given you. If you see revenue, it has increased from 10 to 21, it has almost doubled. However, you haven't thought anything about our dividend.

Page number 68, Other Comprehensive Income, from Rs. 191 crore, which was positive, it has come down to Rs. 48 crore minus, this year. What is the main reason behind this? Please explain in detail.

Page number 90 and 91, about our directors' remuneration, the main reason our directors take this much remuneration is because there's competition with directors of other companies. Please don't do that because it will become very challenging for us in the future. Our ten directors are gaining remuneration of Rs. 280 crore. If we see the 2019 remuneration of our directors, Salil Parekh and U. B. Pravin Rao. The last remuneration was in 2020 when [Salil] was earning Rs. 24 crore. This year, it has increased to Rs. 70 crore and more, almost 300 times increase. I think the directors are gaining

themselves. Coming to Pravin Rao, his remuneration was Rs. 9 crore when COVID started. Now, it has increased to Rs. 37 crore. This has also increased by over 400%. At least, for the shareholder, along with dividend… the promoters have more equity than us. Always think about small investors and how to reward them. Thank you sir. Thank you. Please answer my questions. Thank you sir.]

A.G.S. Manikantha

Thank you, Mr. Krishan. May I request the next shareholder, Mr. Aspi?

Mr. Aspi, can you kindly unmute yourself and ask the question?

Aspi Bamanshaw Bhesania

Sir, can you see me and hear me?

A.G.S. Manikantha

Yes sir, we can see and hear you. Kindly go ahead.

Aspi

Chairman sir, I am asking from Bombay. Sir, I understand from various news agencies that USA may undergo recession. Since you interact with so many people and companies in US, are you seeing any sign of such macro event of recession in US and from what you see at the ground level, do you believe a recession is round the corner in USA?

Sir, digital offering has grown 36% year-on-year, which is very good. You should concentrate more on digital.

Sir, any reasons for no growth or small negative growth between third quarter and fourth quarter of the current year? Are you likely to see negative growth between first quarter of current year and fourth quarter of last year?

Sir, Europe has grown in Q4 by 22% year-on-year. Due to Ukraine, is this momentum likely to sustain?

Sir, please do not accept government contracts. Every time there is a problem, the blame comes on Infosys. Like every time there is a income tax problem, the blame comes on Infosys that we've asked Infosys to sort out this problem. So, please do not accept government contracts because when you go to another country, they will say you cannot do your own country's work, what you will do for our country? So please do not get government contracts.

Sir, I would also like to hear from Mr. Narayana Murthy for a very little time.

Sir, I would like somebody to announce the speaker number, including, when the name is called out, because moderator doesn't inform the speaker number and even the speaker number should be mentioned on the email which we receive.

Sir, I would like replies to be given immediately so that the same questions are not repeated. Sir, in page 159, every year, we are transferring almost 2 crores to unpaid dividend account. If you see 14-15 final dividend, only six lakhs has been paid during the year, out of 1 crore 55 lakh. Why? Is the shareholder…This money belongs to the shareholders. So, it should be given back to the shareholders rather than sending to IEPF. Sir, I would request the registrar and the Company Secretary to please move out of their air-conditioned offices and follow up with the shareholders. By just sending reminders, nothing happens. Because I'm talking from my own experience. I've got so many reminders, but when I apply for a duplicate one, they just harass me that you bring this, you bring that. So, please inform the Company Secretary that next year in the annual report, when they give like this for '15-'16 interim dividend, you should give right from the beginning; '15-'16, so much was outstanding, '16-'17, so much was outstanding. So that we know what effort the secretary and the registrar are putting to give the dividend back to the shareholders. This is the shareholders' money. You cannot just transfer like this to the IEPF. Please remember that. That next year, these figures are given in the annual report. Sir, thank you very much and all the best for the future.

A.G.S. Manikantha

Thank you, Mr. Aspi. May I now request Mr. Jagdish to kindly unmute and ask the question?

Jagdish Singh

Good afternoon to all of you. Sir… Hello. I'm audible?

A.G.S. Manikantha

Yes Sir, we can hear you. Kindly go ahead.

Jagdish Singh

Company performance is already known to everybody. Sir, you have a very good dividend record, 31 rupees this year and also a buyback of 11,000 crore rupees. And sir, we stakeholders have a wish to know as in the past, company has given in 1914 (sic), 1:1 bonus, again in 1915 (sic), 1:1 bonus, then in 1918 (sic), 1:1 bonus. And, so, wish to know next when it will be, when we can expect a bonus? Am I audible, Sir?

A.G.S. Manikantha

Yes Sir, we can hear you. Kindly proceed.

Jagdish Singh

Especially from Chairman Sir and CEO, Parekh Sir, can you give me some light like when we can expect bonus again? As company has a very good record and reserve and surplus general very much. You are buying back shares, giving good dividend. When we can expect bonus? Thank you, sir. I want answer to only this much.

A.G.S. Manikantha

Thank you, Mr. Jagdish. Request the next shareholder, Mr. Pradeep. Mr. Pradeep, kindly unmute yourself and ask your question.

A.G.S. Manikantha

Thank you, Mr. Jagdish. Request the next shareholder, Mr. Pradeep. Mr. Pradeep, kindly unmute yourself and ask your question.

Pradeep Kumar Mishra

Yeah. So, Manikantha, am I audible?

A.G.S. Manikantha

Yes, you are audible, kindly go ahead.

Pradeep Kumar Mishra

So thank you, Mani. So and good evening, Salil. So, it's a pleasure to talk to you, Mani and Salil. And first of all, I would like to congratulate Salil for being awarded Business Today-PwC Best CEO in large company category. And I also thank Salil for turning around Infosys and bringing it back to its glory days.

Salil ke liye maine kuch chand linein likhi hai. Umeed hai who Salil ko pasand aayenge. Toh who linein hai: Hum investors ke sapnon ko mil gayi manzil, hum investors ke sapnon ko mil gayi manzil, jabse aapne Infosys ko sambhala hai Salil.

(I have written a few lines for Salil. I hope Salil will like it. The lines are: The dreams of the investors have been fulfilled, the dreams of the investors have been fulfilled, when you took control of Infosys, Salil).

So I hope and pray we all continue to grow. So, my first question is, income tax portal issue caused some negative publicity. So as you know, negativity spreads faster. So what caused this issue and how we can prevent such issues in future? So this was my first question.

And my first question, second question is, so for revenue generation, we are heavily dependent on North America region. So how to diversify this revenue generation geography? So, please respond on these. Thank you.

A.G.S. Manikantha

Thank you, Mr. Pradeep. May I request the next shareholder Mr. Dinesh. Mr. Dinesh, kindly unmute yourself and ask your question.

Mr. Dinesh, you have to unmute yourself

Dinesh Bhatia

I am audible?

A.G.S. Manikantha

Yes, sir. We can hear you. Kindly go ahead.

Dinesh

First toh Sir, main aapko aur aapke pure team ko congratulations kahunga kay jo achcha munafa hamaari company ne kiya hai; itna critical period mein bhi, hamaari company ne joh achcha revenue liya hai. Paanch rupaiya ke share ke peeche, 5 rupees ka share ke peeche 50.27 rupees ka earning hai, paanch guna, woh ek achchi baat hai. Hamaare liye bhi garv ki baat hai ki hum log India ke 5 top companies mein se ek company ka hum shareholder bhi hai.

Khaali mere ko yeh jaanna tha ke, we are in… kitna number pe hai hum abhi, yeh IT industries mein hum abhi, we are one out of five ke andar hai… zara uske baare mein humein malum karna tha. Aur doosra yeh jo aap kar rahe hai, joh buyback karte hai, bahut achchi baat hai. Kyunki hum dekhte hai, hamaari peer group ki jo company hai, TCS, unka jo capital hai, uske saamne hamara, six times, more than six times, khaali 7 times, unka capital, khaali 366 crore hai. Lekin apni equity capital jo hai 2,103 crore hai. Toh yeh jo aap kar rahe hai, bahut achcha kaam kar rahe hai, ke apne paas cash flow hai. Who paisa use karke equity capital kam karte jaa rahe hai, bahut achchi cheez hai. Khaali hamara aapko ek suggestion tha, hum bonus ke liye nahin bolte kyunki equity double ho jaayegi. Hamaara paanch rupaiya ke share hai, aap ek rupaiya ka ya do rupaiya ka kyun nahi karte? Toh humein ek mini bonus ho jaayega. Hamara koi structure mein fark nahi padega, khaali paperwork mein fark padega, shareholder ke paas quantity jo hai shares ki, woh badegi. Aur market mein liquidity bhi badegi. To hamara jo trading hai, woh zyada ho jayega. Aaj do rupaiya ka bhaav karega, toh kya malum, next year, yehi bhaav, paanch ka share ka jo bhaav chal raha hai, wohi bhaav do rupaiya ka shares ka bhi ho jayega. Abhi jo hamara paanch rupaiya ka share 1,442 rupees yesterday last trading tha. Agar aap do rupaiya ka karenge toh hum maante hai ki hazaar rupaiya ka, 1,000 rupees se kam nahi trading hoga toh, yeh one type of bonus mil jayega. Mere aage kayi logon ne sawaal pooch liye, toh main repeat na karte hue yehi aapko suggestion karta hoon,

ke ho sake, aapke Board meeting mein split karna ka sochiye. Ek rupaiya ya do rupaiya, jo bhi aapko suvidha hai. Aur yeh aapke secretarial department ka bhi main thanks karta hoon, ki jo unhone humein update kiya, do teen dafe hamara trial meeting bhi kiya aur humein aapko bole ki mauka diya. Uske liye unko main thanks karta hoon. Aur sabi logo ko, congratulations, all the best, hamari company aage badhthi rahe. All the best.

(Firstly, Sir, congratulations to you and your entire team for the good profit our company has made. Even during this critical period, the company has made good revenue. For just a Rs 5-share, there has been an earning of Rs 50.27, five times. This is a good thing. It is a matter of pride for us too that we are shareholders of a company that is one among the top 5 companies in India. I wanted to know: At what position are we in IT services, in the top 5? And secondly, the buyback that you are doing is a very good thing, because we are seeing our peer company TCS. Our capital is 6-7 times more than theirs. There is around Rs 366 crore but ours is Rs 2,103 crore. So, it is a good thing that the company's good cash flow is being used to reduce equity capital. I just have a suggestion for you. I won't ask for a bonus issue because that will double the equity. Why don't you change the face value of the Rs 5 equity share to Rs 1 or Rs 2. This will be like a bonus for us. There will not be any change to the structure, only the paperwork will change. The shareholders will have more quantity of shares. And liquidity will increase in the market. And our trading will increase. Who knows? If you make it Rs 2, tomorrow, maybe those shares will also be valued as much as the Rs 5 shares are valued today. I think the shares won't trade for less than Rs. 1,000. So, these will be like bonus shares. There are many people who spoke before me, so I won't repeat the questions. I am just making this suggestion. At the Board meeting, please consider and decide to split the shares. Rs 1 or Rs 2, whichever you decide. I would also like to thank your secretarial team for updating us, for fixing three trial meetings, and you gave me an opportunity to speak. Thanks for that. And to everyone, congratulations, all the best. May our company continue to grow. All the best.)

A.G.S. Manikantha

Thank you, Mr. Dinesh. May I request the next shareholder, Mr. Manoj? Manoj, kindly unmute yourself and ask your question.

Manoj Kumar Gupta

Hello. Good evening, respected Chairman, Board of Directors, fellow shareholders. My name is Manoj Gupta. I'm equity shareholder of Infosys Limited. I have joined this meeting from my residence Kolkata. I have great respect for our chairman, because I had met once in my life when he was the chairman of unique number at the AGM of Indian Management Association in Calcutta. So I have a great respect for Mr. Nandan Nilekani and convey my best wishes to our founder, best wishes to our founder, Shri Narayana Murthy sir, that he has given a visionary and icon company to the country, that was a vision and dream for the young generation of the country. For that, I will say a few words of Kabira, that *Kabira jab paida hue, jag hase hum roye, kuch aise karne kar, chalo, hum hasein jug roye* (Kabir's words: When I

was born, the world laughed and I cried. I should do something now that I will laugh and the world will cry). That he has done, the words of Kabira.

Sir, what's the plan? Have you any plan to split the shares or you can do one thing, you reduce the face value of your shares by Rs 1 from 5 and pay Rs 4 to each shareholder. And like recently, the supreme in the petrochem has done. They have reduced the face value from 10 to four and balance six, they have paid to the shareholders, that you can do. Price is, market price, is the same. So think about that. And plan for new campus. Have you any plan to bring new campus in the northeast part because Assam and Tripura is growing fastly, fast-growing state nowadays in the eastern part. And in Chattisgarh, Raipur and other states are also growing. *Kyunki Bharat tezi se vikas kar raha hai, badh raha hai, rajya badh rahe hai, district badh rahe hai.* (Because India is developing fast, growing, states are growing, districts are growing.)

Recently, there was some negative impact of Infosys image due to some ITR problem. And so, what's your view on that? That you should take steps that in future such type of problem should not come and Sir, what's the impact that has come through Russia and Ukraine war on our company?

And Sir, have you any plan to give a job priority to young gen, young people, those who will come after four years from the Agneepath Yojana, for the Army… armed forces by the Government of India. Anand Mahindra, Tatas and several industries has come forward and to prefer priorities to young generation, those will come out from the Agneepath Yojana.

And Sir, in some… do something social job, something for this part of the country under your CSR foundation from the CSR. How you will reward to investors? Because your capital is 2,300 crore rupees nearabout and I think you do not issue the equity bonus, you should issue the bonus debenture of 8%, redeemable after three years, four years, to reward the shareholders.

And try to launch some educational software for young generation from class five to 12, like Byju's and others, education software system. So you should consider that.

And Sir, I've attended more than 250 AGM last year through VC and this year, I'm attending this is the 26th AGM. But I have not find such type of disturbance in the AGM and I was not expected that in a highly reputed software company. I've attended TCS AGM, there was no disturbance. Without host, a shareholder can't unmute himself. But in your AGM, I find that every shareholder has unmuted himself without host. So, how is it possible, Sir? And I'm surprised to see that my sequence number is 25, when I've got the notice on 27th May at 5:35pm. I had sent my request at 547 on the same day to register myself. So sir, kindly look into this matter. And make sure that in future, no one shareholder can unmute himself without the moderator permission. That shareholders, this is the talk of the prestige of the company. I mean, any company, shareholders can't unmute. And we have missed several shareholders' view, what they are saying in the AGM.

Nothing to say more. I have a great respect to the chairman of the company. Thank you, Sir.

A.G.S. Manikantha

Thank you, Mr. Manoj. May I request the next shareholder, Mr. Shah? Mr. Kirti Shah, kindly go ahead and ask the question. Kindly unmute yourself, Sir.

Kirti Shah

Good evening, Sir.

Manikantha

Good evening. We can hear you. Kindly go ahead.

Kirti Shah

Yeah, Chairman Sir, yeh apna telephone number kyun nahi chal raha hai? Aapke jo management hai, woh secretarial department hai, woh apna mobile number kyun nahi dena chahte hai? Aaj itna bada disturbance hua hai, saare shareholders ne aapko bataya hai ke yeh meeting mein kitna problem hua hai, AGM mein. Beech beech mein log bolte rehte hai. Aapne dekha hoga woh Tiwari ji, kitna, Gautam Tiwari ka, mere hisaab se, paanch baar beech beech mein baat hua hai. Abhi aisa kaise ho sakta hai? Aise hona hi nahi chahiye, pehli meeting hai. Jaise Manoj Gupta ne bataya. Woh sahi keh rahe hai, ke yeh pehli meeting hai ki aisi disturbance hua hai and Infosys jaise company, itni highly professional company aur aisa suvidha kyun hai? Aur yeh jo aapka jo, aapne jo link banaya hai, paanch paanch ko bulane ka, karna ka, koi director toh aapka dikh nahi rahe hai. Aap khaali secretary dikhta hai. Manikantha ji isme dikh rahe hai. Chairman saab kahan pe hai isme, Board of Directors kahan pe hai? Mere ko toh koi nahi dikhai de raha hai. Aise kaise ho sakta hai. Chairman saamna, hona chahiye hamare saamne, pura Board hona chahiye. Aisa kyun hai ki aap hi akele dekh rahe ho. Yeh bahut hi galat hai. Infosys jaise company aur yeh aisa karenge hum aaj tak kabhi soch bhi nahi sakte the, ke management hamare saamne na dikhe.

Chairman Sir, aise kya ho gaya hai company mein ki domestic institutions ki jo 23% holding tha last year, who abhi 17% pe aa gaya hai, itna reduce kyun kiya hua hai. Koi bahut bada problem hai ki kya hai? Abhi jo aapka last quarter mein jo profit aaya hai, woh bhi kaafi kam aaya hua hai, uski wajah kya hai? Jo aapka March quarter ka profit hai, 5,177 crore hai, compared to December quarter 5,870 crore. Aur, compared to last three quarters, sabse lowest profit hai. Uski wajah kya hai ki itni kam profit hai? Aapka jo profit margin tha, woh 21.50% tha, come down to 18.88% in March quarter. Aage kya future hai, who thoda … karenge?

Chairman Sir, itna badhiya company hai apna aur apna PE low kyun hai. Industry mein apna PE toh sabse highest hona chahiye. Baaki logon ka itna PE high kyun hai aur high PE pe itna sale chal raha hai, samajh nahi aa raha hai. Apna itna low PE pe itna sale chal raha hai.

Chairman Sir, apna jo Return on Equity hai, woh only 31% hai, woh kaafi kam hai. Baaki companyon ka, kal meeting tha, Sonata ka, 41% uska yeh tha. TCS ka bhi achcha hai. Apna yeh RoE itna kam kyun hai? Yeh badhne ke liye kya plan kiya hua hai?

Aur Chairman Sir, main aapko email kar raha hoon, aap poora reply kyun nahi karna chahte ho? Itni badi company hai, abhi yeh aapke reply nahi aayega, humein toh ministry mein likhna padega ki itni achchi company hai, details kyun provide nahi karega. Jo ek shareholder ka haq banta hai ki usko shareholder

ko poori detail provide karna chahiye. Yeh secretarial department ka kabhi soch hi nahi sakte hai ki reply karega. Abhi aapne woh, shareholder ne bataya, Aspi ne, jo dividend ke baare mein aur saare sales ke baare mein. Uske baare mein aapko sochne ki zaroorat hai. Toh khaas usme, khaas shareholder ke liye, khaas benefit ke baare mein sochna chahiye.

Chairman Sir, aapka jo cash and cash equivalents tha 24,000 last year, 24,700, it came down to 17,400. Uski wajah kya hai ki cash and cash equivalent aapka kaafi down ho chuka hai.

Aur Chairman Sir, aapne jo investments kiya hua hai, 20,000 crore. Woh treasury ke income kitni hai, usme se, apni net profit mein? Woh thoda … kijiye ke treasury mein income kitna hai, who thoda aap batayenge.

(Translation: Chairman Sir, why is your telephone number not working? Why does your management, secretarial department not share their mobile number? Today, there was so much disturbance in the meeting, in this AGM, all the investors have told you about it. There were people speaking in between. You must have seen how Mr. Tiwari, Gautam Tiwari, I think he interrupted the meeting almost 5 times. How can this happen? This should not happen. Mr. Manoj Gupta was telling the truth, this is the first-ever meeting where this has happened. A company like Infosys, a tech company like Infosys and how can such disturbances happen? And this link you made, where 5 people are called and speak. No director of the company can be seen. Only the company secretary, Mr. Manikantha can be seen. Where is the Chairman Sir? Where is the Board of Directors? I can't see anyone. How can this be? The Chairman Sir and the entire Board should be before us. Why is it that only you can be seen? This is very wrong. We never thought that a company like Infosys would do this, that the management won't come in front of us.

Chairman Sir, what has happened in the company that the domestic institutions have reduced their investments from 23% last year to 17% this year? Is there some big problem in the company? The company's profit in the last quarter was also not good. What is the reason for this? Your March quarter profit was Rs 5,177 crore compared to Rs 5,870 crore in the December quarter. This was also the lowest in the last three quarters. The profit margin also fell from 21.5% to 18.88% in the March quarter. What is the future course of action, can you please tell?

Chairman Sir, such a great company and why is the PI so low? Our PI should have been the highest in the industry. Other companies have high PI and high sales on that PI.

Chairman Sir, our return on equity is only 31%, it's very low. Other companies have higher. Yesterday was Sonata's meeting, their RoE is 41% and TCS' is also good. Why is ours low and what are the plans to increase it?

And Chairman Sir, I am sending you emails, why don't you want to reply? This is such a big company. If your reply does not come, we will have to go to the ministry and say, this is such a big company but they're not providing the details. This is our right as shareholders. I don't think the secretarial department will ever reply. Now that shareholder just said, Mr. Aspi, about dividend and sales. You should think about benefits to shareholders.

Chairman Sir, your cash and cash equivalents have also reduced from Rs 24,700 crore last year to Rs 17,400 crore this year. Why has it reduced?

Also, Chairman Sir, you have made investments worth Rs 20,000 crore. How much profit is there in these investments?)

Wish you all the best, thank you very much. Chairman Sir, I hope you reply to my email full details.

A.G.S. Manikantha

Thank you, Mr. Kirti Shah.

This is just to confirm that all the Board members are here and we are, and the Board is, taking note of all the questions of the shareholders. And we will be replying, the Board will be replying to all the shareholder questions at the end of the session.

With that, I request the next shareholder Mr. Ashish. Ashish, if you can kindly unmute yourself and ask your question.

Ashish Shankar Bansal

Can you hear my voice? Can you hear my voice?

A.G.S. Manikantha

Yes, we can.

Ashish Shankar Bansal

Can you hear my voice? Can you hear my voice?

A.G.S. Manikantha

Yes.

Ashish

…Ashish Shankar Bansal from Bombay. Respected Chairman and Board of Directors, thank you for giving 23% dividend. As mentioned on page 16, 17, 18, there are many directors shown but nil shareholders. Why so? Page number 23, 90% vaccine has completed for employees. When 10% vaccine will be completed? Thank you.

A.G.S. Manikantha

Thank you. May I request the next shareholder, Yusuf, to kindly unmute and ask the question?

Yusuf Yunus Rangwala

Yeah. Respected dynamic Chairman. Very good evening, Sir. I am speaking from the city of Mumbai. Sir, I'm very happy with our company secretary's team, and very excellent performance. I am thankful Sir for 372 pages balance sheet, very excellent and very appreciated. Perfect. Hello, can you hear my voice? Perfect. Can I go further?

A.G.S. Manikantha

You can go ahead with your question.

Yusuf Yunus Rangwala

We are total, page on page 90 Page, contract workers (broken speech). Many years have passed, Sir, you have not given bonus, Sir (broken speech). Aur Sir, COVID nahi ho aur aapka Bangalore mein meeting ho, Sir, mera humble request hai, aap Bombay mein pehle ITC mein jaise karte the, waise kariye. Kyunki next year mujhe lagta hai physical hi hoga, Sir. Agar hoga physical, toh mujhe, Sir, Bangalore aana hai. Aur Sir, bahut jan ne aapko request kiya hai, Mysore visit plan hone ka, mujhe Mysore ke liye nahin bolunga, main, Sir, Pune ke liya ek humble request karta hoon. Chairman Sir, ho sake toh mera Pune ke liye request hai. Sir, dividend, 15 rupaiya interim and final dividend 16 rupaiya. That makes it 31 rupees. Sir, that is very handsome. Sir, I am not complaining against your company. Aapke, Sir, itna achcha hai, agar main kuch bolun toh chaand ke saamne sitare bolun, aisi baat hai Sir. Aapka itna achcha management hai, Sir. Jo aadmi ka, jo shareholder isme invest kiya hai, aaj uska share chaar guna ho gaya hai, Sir. Aapne achcha return diya hai, har saal bonus diya hai. Aapne bonus ka barsaat diya hai. Abhi sir, barsaat rukh gayi hai. Abhi aapko barsaat karna padega, Sir. Mera humble request hai. Sir, ho sake toh hamara Pune ka visit karvaiye. Sir, mera ek chhota naarazgi hai, ki aapka telephone number nahin utha rahe hai. Main jo subah se try kar raha tha, aapka Bangalore ka telephone number nahin hai aur Bombay ka, ho sake toh mujhe dene ka Sir. Kripa kariye. Aapka company ki yahan se phone aaya tha, Pooja madam ka bhi bahut dhanyavad deta hoon, aapka pura team bahut hardworking hai. Aur aapka Balance Sheet itna achcha hai uske baare mein koi nahi hai. Very excellent Balance Sheet. I have not seen an excellent Balance Sheet like you, Sir. Aur, Sir, mera humble request hai, net time aaye, toh aap number 1 hai present, aur aap aage badhe. Aur aapko Sir, awards ki toh aapko barsaat hai Sir. Pae number main bhool gaya but we have won many awards. Itne awards jeetne ke liye, aapko aur hamara Secretary saab… unki shubhkaamna ke liye bhi hanyavaad deta hoon. Aur itna Sir, hard work se itna rate hai, Secretary saab ki hard work se. I am very happy. I salute you, Sir, for your hard work. We are very lucky to have an excellent secretary Sir. Nothing more to add. And I end my speech saying goodbye, Jai Hind, next year, if we are meeting, jaise paanch saal pehle jaise rakhiye. Sir, mera chhota humble naarazgi hai Sir, 29 May ko aapne Bombay mein rakha tha Sir. Aapne humein bhool gaye Sir. Aise ho sakta hai Sir? Jo aapke dil ke kareeb ho usko aap bulaye nahin, Sir. Next year, dil ke jo kareeb hai, usko bhoolon mat, Sir. Mera humble

request hai, Sir. Haath jodhke request karta hoon. Dhanyavad. May God bless our company. Aur aanewale sab result mein full support diya hai. God bless our company with good return. Aur, Sir, hamaari company ex-chairman, pure pacheez saal jo Sudha Murty madam ne complete kiya hai, unko sun ke, Madam hamaari retire hue, usko hamaari taraf se dhanyavad kehna, Narayana Murthy Sir itne achche hai. Itna achcha unhone work kiya. Aaj apne company upar hai unke guidance ke hisaab se. Thank you very much. Jai Hind. I will end my speech. Thank you Sir. Khuda Hafiz.

(And Sir, next year, if COVID is not there, and we are having physical meeting, Sir, like you did in Bombay earlier, if it is a physical meeting, I want to come to Bangalore. And like, many people requested for Mysore visit. I will not ask for Mysore visit but if you can arrange something for Pune campus visit, it would be good. And sir, you gave Rs 15 interim dividend and Rs 16 final dividend, a total dividend of Rs 31, it's very handsome. I am not complaining. If I say something, it will be like stars talking to the moon. You have always give good returns to the investor, good bonus. Bonus has stopped now, you will have to restart it now. I have a small problem. No one was picking up the Bangalore phone number when I called. If you can look into it and give me the Bombay number, it would be helpful. The Company Secretary's team is very good, Pooja madam had called and guided, they are all very hard working. Thank you to them for their hard work. Your Balance Sheet is excellent, like no other company. And you have won so many awards. Your team is very hardworking. I will end my speech… I have a small issue. You held a meeting on May 29 in Bombay and you forgot us, we who are close to you. How can this happen? Next time you have meeting, please do not forget those who are close to you. Thank you, may God bless our company. And you have our full support for the years to come. Also, Sir, it was good to hear about Sudha Murty ma'am work over the past 25 years and her retirement, please convey my thanks to her for all the work she has done. Mr. Narayana Murthy's guidance has taken this company forward. His hard work has resulted in this good company. Thank you very much. Jai Hind. I will end my speech. Thank you Sir. Khuda Hafiz)

A.G.S. Manikantha

Thank you, Mr. Yusuf. May I request the next shareholder, Jaydip, Jaydip Bakshi? Kindly unmute yourself and ask your question, Sir.

Jaydip Bakshi

Good evening, Chairman, Managing Director, CFO. Myself Jaydip Bakshi, connecting from the city of Kolkata. Thanks to our company secretary Manikantha ji for giving me an opportunity to express my view and to the entire secretarial department for conducting this video conference in a smooth manner. Sir, the initial presentation and slides fitted the scope of our organization. Sir, our workforce is around three lakhs plus. Sir, are we scaling up more to capitalize on the expanding market opportunities as the digital acceleration is creating tremendous new opportunities? On three services, we are invested in opening living labs, digital studios, proximity centers around the world. Can we come to know the locations of the same? Sir, effect on the global turmoil, inflation on clients? And sir, this digital transformation across industries as a result of this pandemic will now go with the latest technology trends. So, how are we planning to cope up with it?

Best wishes for maintaining the carbon neutral program for three years in a row, is a good achievement. Sir, any new challenges, opportunities, we foresee to develop the new business and on page 120 as written, the risk factors. How are we planning to compete with the same?

Regarding the cybersecurity, which is the main concern in digitalization, how are you also planning to cope with it? Thanks for the dividend, and passed on to us, and the awards which we have received mentioned in page 24. And also, congrats for the ESG program and with the mission of, vision of 2030, as climate change is the main cause of concern.

Sir, can we have the recording of the Infosys Foundation presentation which was heard in the initial stages of the AGM? The IT portal, regarding the… initial glitches, have we overcome it? And how are we planning to maintain it trouble-free? Any new portal contracts in pipeline? Sir, request as all the speakers have given, regarding campus visit. If you plan for, kindly include all our names. Sir, I hope under your guidance of the board members and create better opportunities for people and restore trust in our company and create value for technology, and great innovation. Thank you. And all stay safe. Thank you Sir.

A.G.S. Manikantha

Thank you, Mr. Jaydip. May I request the next shareholder Mr. Atanu, Atanu Saha, kindly unmute,

Atanu Saha

Yes, *namaskara, namaskara*. Good evening. I am Atanu Saha from…

Sir, my respected Chairman, Board of Directors and Company Secretary and CFO, and all my respected shareholder friends present in the meeting… A special thank you to our Company Secretary, Sir, and his all entire team to manage… not necessary right now. My question is what is our company's future plans? Do you expect an Infosys festival, Infosys festival in the sense of a physical mode as well as a busy mode, which I visited in 2017-2018… And my third question is do you expect bonus or split from five to one? And Sir, another question is how company adopted green… and blockchain used by Infosys? And my question is do we expect a campus visit, Sir? Sir, I have, I had some previous print but I need some 2021-22 print, Sir, balance sheet, Sir. And sir, I wish to know our activities, CSR activities from Kiran Mazumdar-Shaw, our director. And Sir, good year ahead with a good performance. … *Namaskara*

A.G.S. Manikantha

Thank you, Mr. Atanu.

Atanu Saha

Thank you.

A.G.S. Manikantha

May I request the next shareholder, Dinesh Kotecha? Dinesh Kotecha, kindly go ahead and ask your question.

Dinesh Kotecha

Yes, good afternoon to all of you. I'm Dinesh Kotecha from Bombay.

Sir, first of all, I'm very happy that you kept the meeting on Saturday, on the 25th, today at 4pm. Now after market hours on a non-market day, I'm very thankful for that. And, please keep it on Saturday only and this will help us so that market disturbance is not there during the AGM. That is the first point. Second point is, I'm also happy for the Integrated Annual Report which you have sent, thanks for that. Thirdly, our annual report theme is One Infosys. Now, the performance of the company reinforces the annual report theme in a proper manner. And the presentation given by Mr. Parekh was excellent. I mean, it was very good. And we've got, we've got more clarity about the things, of what is happening at Infosys and how we are going to go further.

Secondly, Sir, why, why this VCM? A disciplined, orderly, physical AGM could have been held. When the 20-20 matches are held in big stadiums, where 50,000, 60,000, 1 lakh people come to the stadium to watch the match without the mask, you could have easily hold the meeting without this physical meeting, Sir, in an orderly and physical, disciplined manner. That would have been outstanding, because then we could have said that one of the big IT companies has held a physical meeting, right? Then secondly, our management team, results, payout, Annual Report, business, what you can say, impacts, all are above par, let me congratulate you on that.

Thirdly, now, you know, on page 114. I'm coming to page 114. I've got six queries, very small. On page 114, on opportunities and threats, we have said that in, that our journey through four-pronged strategy, adopted embraced since 2018, I would like you to evaluate that. That how far have we reached in each of this strategy? Please give me specific answers for all the four points and what is the weaknesses in the threats that you have experienced during the journey till now?

Then on page 158, so many people have already commented, but it will take me one minute to come to that page, Sir, yeah.

There we find the dividends remitted to IEPF for the last six years is 5.69 crore. Can we add two columns there, Sir? Two columns I want you to add in the integrated annual report. One is how many shares or how many shares you've transferred to that account and how many shareholders have been affected due to that. So, add two columns, number of shares and number of shareholders, for which you have transferred during the year. So, that would give me an idea, you know, what has happened? And somebody else has also asked, what was the period, outstanding last year and what is the period this year so that we could know what was the movement in that IEPF. Also on page, next page, 159, shares transferred also I want the same thing, how many shares were transferred to IEPF and how many number of shareholders were affected due to that?

Sir, dividends, 15 rupees is the interim, 16 is the final which you have declared on face value of Rs. 5.

Now, I would like you to give quarterly dividends like TCS. If we say we are competing with TCS to be number one, or overtaking them, then if TCS able to give us quarterly dividends, why we cannot give quarterly dividends? That will also, that will also compare to the fact to be noted, when you want to compare yourself with TCS. Another fact that you want if you want to compare yourself with TCS is that from your equity of five rupees, you pay us four rupees back as capital deduction. Instead of 31 rupees, you pay us 27 rupees. Give us four rupees back and make the face value one. Equity will come down to, from 2,103 crores to 421 crores. Now, on that, the EPS at present which is there at 52 will become 200 rupees. Now, all this will have effect on the market price and the market capitalization. Even thought to this? I'm talking very seriously, Sir, because this needs to be evaluated. When TCS is quoting about 3,500 and etc. in that range, we are quoting very much less. For one rupee is 3,500. And for five rupees, we are half of TCS, Sir. So, give a thought.

Sir, on page 162, on page 162, yeah. Sir, there you have given us the shareholding pattern of people holding more than 1% share. Fine. Now, I want you to give me one thing. I want to give you, I want you to give me the holding of the 10 top shareholders who are resident individuals. From the resident individuals part, who are the top 10 shareholders. This you can give voluntarily. Now, don't give an excuse that SEBI does not require us to do this. So, we will not give, that is not the point. The point is how much voluntarily you are doing. Because we will know from the resident shareholders, who are the top 10 shareholders. That will also give us an idea of which top 10 shareholders have got the trust in your company and who've invested in your company. So we can also understand their strategy of investing in your company by their holdings in the company.

Now coming to page number 185. Now disputed cases…

A.G.S. Manikantha

Mr. Dinesh, Mr. Dinesh, if you can kindly wrap up…

Dinesh Kotecha

Sir, I am speaking only to the point, three points remain. Please give me some time. Sir, disputed cases under several statutes in India and outside India. It must be shown separately year-wise as gross amount, amount deposited or paid in dispute and net amount. That will give us more clarity to understand the position of each of the disputed cases. Now, the amount is 7,095 crores in total and that is 3.37 times the present equity capital. Now, what are the legal expenses incurred to fight or defend these cases? What is the position as on today? Now, again, what feedbacks and suggestions you have received during the year or previous year, which were implemented or which are still being implemented for better results? Lastly, how do you visualize the company would be after five years or 10 years from today? And is the revenue increase on a constant basis or a comparable basis, foreign exchange-wise?

Lastly Sir, one more one complaint is there. Now you will have to listen to this complaint. Your GST portal and IT portal messed up. There were blips, disturbances during the year. Why this mess? There

are five lakhs income, income tax, chartered accountants who are following you. I mean, day and night, we have to work because of your blips and your falls. You have to do it seamlessly, sir, without a mistake, without a hitch and without a blip. Then only we can say that yes, your services are really world-class. This is putting a black patch on our goodwill, Sir. You must improve upon these services for the benefit of the tax practices and the chartered accountants that are there. This you must give a point and I want an answer from Mr. Nandan Nilekani, because I find that today's meeting is like a Lok Sabha meeting. There was some backstage we were told, some speaker was speaking, that Roshni and your Pooja was speaking in between. We could not hear anything. And then again, we come to the front stage, what is all this going on? Why can't you keep the meeting properly? It should be conducted properly, Sir. We expect that Infosys must follow the highest standard of keeping this AGM if you want to keep it VCM. TCS was very successful. It was without a single problem that TCS meeting was held. I also spoke at the TCS meeting. In TCS meeting, there were 70 speakers. Everybody spoke, there was no problem. And here, there are 37 speakers and so much problem has been created. Give a thought to this, Sir. We are small shareholders but small shareholders' voice must be heard in the proper sense. We are not taunting you. We are not blaming you, but systems must be improved when you are communicating with the shareholders once in a year. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Dinesh. May I request the next shareholder, Shailesh Mahadevia? Mr. Shailesh, kindly unmute yourself and ask the question.

Shailesh Mahadevia

Respected Chairman, distinguished directors and the members of the company. Sir, I'm thrilled to be present at the AGM of Infosys, one of the leading companies of India and also in the world. Sir, we brought our company to prominence in the initial years of our establishment and the whole world came to know about the IT services being provided in public. Sir, I also appreciate that the Board of Directors will take all possible care to ensure that the results of our company are to the satisfaction of everyone.

Sir, I'm also confident with the report which has been given to us and the details provided and the secretarial department responded instantaneously to my request. Sir, having made all these observations, I would now like to put some questions with a view to increase my understanding and appreciation of our company.

Sir, my first question is that what is the economic value added of our company and in arriving at that figure, what rate of interest we have taken into consideration?

Sir, my second question is that during the year 2022, world growth figures, world economic growth figures have been reduced from 4.2% to 2.8%. Sir, may I know what this forecast is likely to affect our business during the year and in the following year?

Sir, my third question is regarding the CSR activities which are being done by our company. Congratulations for all that, but Sir, have you studied the economic impact of the CSR work which is being done by us and not only in the company, many of the share, many of the employees, also

participate in this particular effort and such a figure will give us an idea the real contribution of our company to the society at large.

Sir, my last question… again, disturbance. Sir, my last question is regarding ESG. Sir, we are one of the best companies, who is following all principles of ESG. We are also giving our excellent result. Sir, what I would like to know is whether our ESG has been rated by some of the internationally known rating agencies. In India, even CRISIL cannot do the rating as they are not yet permitted by the regulatory authorities. Sir, if you can throw some light on this, I will very much appreciate. And sir, let me tell you that if I see the directors in front of me, I feel very happy and I feel very satisfied. At present I can see only the secretary and the Salil Parekh. And in between, our Chairman comes for half a minute or a minute. So, Sir, make it shown. Such an excellent technical company, and why can't we have such a presentation where we have all the directors in front of us and when we can see them and you're of course seeing us? With this I wish our organization excellence and success in the times to come. Thank you very much.

A.G.S. Manikantha

Thank you, Mr. Shailesh. May I request the next shareholder, Mr. Mahesh? Mr. Mahesh? Sorry.

Mahesh Kumar Bubna

Hello, Sir

A.G.S. Manikantha

Yes, please go ahead.

Mahesh Kumar Bubna

Hello, hello. I cannot able to see my face. No name, no my video nothing.

A.G.S. Manikantha

We are able to hear and see you, Sir. Kindly go ahead, go ahead and ask your question.

Mahesh Kumar Bubna

Not called my name also. Not even I can able to see my name, display. No, nobody called my name.

First of all, who is conducting the meeting? Chairman of the meeting or the Company Secretary? You're having no right under the Company's Act to call the meeting. Just, it's like a fish market. First time I

attended the Infosys AGM. And since my childhood, when I attained the age of 21, I'm attending so many AGMs in Calcutta, at least 1,000 AGM in Calcutta every year. And for the last year, I am in the virtual meeting. You having no control over the financial affairs of the company. Only the Board of Directors are having to answer that question of the shareholder. And it, we cannot able to hear a lot of shareholders, their views. Why you are not calling all the individual shareholder to the chamber and making the AGM separately, separately. It is not the system. Listen me, properly. That it is not a compliance of the Companies Act, 2013. I'm very much fed up. This is the, mainly this company's shares held by Americans and a 62.25% shareholding by the Americans. Why you've arranged to all the American shareholders to join this meeting properly? Why you've not held at 9pm, why you're holding at 4pm?

When the Companies Act, having the, already written that the company AGM must be held in the office hours, 10 to 5 or 9 to 5. Why have we started meeting at 5 pm or 4 pm? And a lot of shareholders are there, more than 50 shareholders, I think so. And nobody has a ending properly. We cannot able to hear the other sentiments of the shareholders, what they are saying. Only you had given some shareholders only the weightage. They are coming to the stage and giving proper because there is some private this thing. Where is the Chairman? Where is the Chairman? I want to interact with you.

When I came, 2013, phoned to the company secretary. He refused me not to come to my registrar's office to see me. Why? Shareholder can able to go to their company's office, can be able to discuss something. I came from Calcutta, but you refused. Why? What is your right to refuse to shareholder to come to registered office?

This is not a way of running the company internationally, Infosys Infosys. What Infosys?

Day before yesterday, I joined this Hindustan Lever. Yesterday, I joined the Voltas Limited. Both are, Hindustan Lever is also American company, having the very good reputation in the market. You see, Hindustan Lever paid this year dividend of 34 rupees, out of their earning 37 rupees 53 paise. Only they kept 3 rupees 53 paise and 34 rupees they paid for one-rupee share. And what? Your five-rupees face value share you are earning 50 rupees 21 paise, 29 paisa and you are paying only 31 rupees. That is also taxable this year. If you left 3.5% of the TDS and this surcharge, it will come to 27.5 rupees. Last year, it was 27 rupees. Your company worker, a worker is putting in lakhs and crores of rupees, and the margin is also very high because it is IT company and Hindustan Lever is selling 50 rupees 100 rupees 200 rupees article and their margin is so high, for consumer goods. When entire world is in the IT sector. All if you go to share market, every person will say that IT, IT share. Then what about your share? What is the reputation of this IT business in India?

As a lot of shareholders discussed a lot of things, about the mismanagement of the AGM. You see, in the financial highlights on page number 70, you have shown data of the revenue from operations, income, etc. everything, but profit before tax, percentage of revenue, when your turnover is higher than last year, your profit is also higher, then why you had put here profit before tax percentage revenue 27.4%? Last year, it was 28.50. Will this figure is wrong or the data is put here wrong.

When earning is high than last year, profit is high, then how this figure, percentage has come down from last year?

Now, you come to this investor education. Lot of shareholders have discussed about this. This Investor Education Protection Fund, mainly suffered by the Americans because they are holding 62.25%. And what is the image of Indian in America? That they are just transferring the money of their wealth to the investor education, and you, you also know very much because this is IT company. You are also professional person. Lot of professional persons has started NGO, taking money from the IEPF and enjoying in five-star hotels What are doing by all these in the market? It is shareholders' blood money, blood money and which you are transferring to, what actions are taken within the seven years to reach this money and their wealth to the real investor?

A.G.S. Manikantha

Mr. Mahesh, request you to kindly…

Mahesh Kumar Bubna

Do you have reminder sent to them? Do you have published in the newspaper all the shareholders' list, that your money is lying with us, we will send you, no. Come to this distribution of shareholding pattern. Your foreign portfolio investor is 33.30. Your promoter holding is only 13.11% and Indian residents shareholder is 10.77%. And your American depository participants is 15.84%. If you add three, this American, this category, it will arrive to 62.25% and only public shareholder is 10.77. This is the company in India and why Indian shareholder will not be benefited by this company exist in India.

Why is that… There is a guideline of the Government of India that Indian public must be minimum 25%. Why you are not increasing this public shareholding? You are discouraging to the Indian public shareholders, by only 10.77% holding by the Indian public. Why? And out of this 10.77%, your employees will …come here.

A.G.S. Manikantha

Mr. Mahesh, request you to kindly wrap up your question, please.

Mahesh Kumar Bubna

Then, what you want to say? One thing, a lot of shareholders had asked you, that why you are not to publishing 10… if you see on page number 162, your 2-10 shareholding are maximum in the category. You had given the distribution of shareholding pattern, where 2-10 here only having the 7,67,001, shareholder return maximum in the category. So, why this small-small shareholder only interested in your company? Why not Indian major shareholder also interested in your company? Due to the mismanagement, mismanagement by the Infosys. Only the flora in the market that Infosys, Infosys. What Infosys? So many company giving the good return. Tata steel has given 51 rupees, when that is the core industry, steel industry. They have been, they have given 51 rupees dividend this year. So, what about…

A.G.S. Manikantha

Request you to please wrap up your question.

Mahesh Kumar Bubna

I'm not asking any question. I am giving the story, my nightmare story to you. Why are you disturbing, why you are disturbing?

A.G.S. Manikantha

Request you to...

Mahesh Kumar Bubna

I have the right to take any time, as per the Company's Act, as per the constitution of India. You see, this company is majorly by the, main promoter is America. So, why you are not giving the data in the 62% holding by the American? Why you are not giving the data in dollar? When these companies here also in the New York Stock Exchange, why you're not giving the data in the New York Stock Exchange in the dollar? And why you are not giving the detail that how much dollar dividend you are paying to American? And, how much the dividend unpaid is also? And also, why you are not giving the data how much shares, physical shares going to investor education? Why you are not giving the complete details here? I will not take much time, I will not go through all the... if I will go through all this...You are having a subsidiary, 81 subsidiaries. Out of that, 18 subsidiary are in the loss. Start from the first number to the subsequent number, in first page and second page, heavy amount of 82 crores, 35 crore, American American subsidiary, they are also making losses. So, why you are closing down not subsidiary? Why you are reducing the Loss-making to the profitable-making company? Because it will be, this loss will be subtracted from our main...

A.G.S. Manikantha

Kindly request you to wrap up the questions at the earliest please.

Mahesh Kumar Bubna

I have not gone through all this. I only seen the highlights of this, your director report. You have given 372 pages of the annual report and notice part also. And your this, this report with 168 page, it's a director report, management discussion report. If you read out the entire these three 400 pages, how much time will take? Only if you go through 400 page, how much it will take?

Mahesh Kumar Bubna

So why you, why you are so disturbing to the shareholders? Since beginning I am seeing, I am seeing that a lot of shareholders, we cannot take their views. Why you are not giving the two cameras here, one of the Board of Directors, what they are feeling when other shareholders are saying their opinions? What is the sentiment of other shareholders and Chairmans, sorry, directors and Chairman for the whatever the query is by the shareholder. This is IT company, you are responsible for everything for the shareholder benefit. I will not take much more time, but it is a worst company in the IT sector.

A.G.S. Manikantha

Thank you, Sir.

Mahesh Kumar Bubna

As much as my knowledge is concerned, it is the worst, Infosys is the worst country in India. I cannot expect, I just joined, I joined, I understand what is the status of the Infosys in India. Otherwise, there was very much that Infosys, Infosys, what Infosys? If you see the Honeywell, lot of other companies, TCS. What are their status? What are their market indicators? What are they relation with the shareholder? I am shareholder of all companies. I'm a legal practitioner for last 50 years, company law matter, you know very much. Don't harass to the shareholder. Now, this all people are going to, from illiteracy to literacy. Now, India is moving for literacy. Going for next 10 years 100% literacy, even the village people are also going to literate. So, don’t think all are fool, all are fool, don't feel like this.

A.G.S. Manikantha

Sir, kindly ask the question, Sir.

Mahesh Kumar Bubna

Thank you, all the Board of Directors, chairman, company secretary and CFO, listen me patiently and also, colleague shareholders who are also online, listening my speech. With this remark, Vande Mataram, Jai Hind. Thank you.

A.G.S. Manikantha

Thank you, Mr. Mahesh.

Gautam Tiwari

Sir, Sir, I am waiting, Sir, Gautam Tiwari is waiting for my turn because I'm not able to speak with anybody. 24 Number... My speaker number 24.

A.G.S. Manikantha

Please go ahead, Sir.

Gautam Tiwari

Okay, sir. Sir. I'm very sorry, sir. Somebody spoke my name, that I was disturbing, Sir. I'm not here to disturb sir. I've been attending the meeting since last 40-50 years and I'm a chief engineer in the foreign shipping concern. Kirti Shah spoke that I disturbed, I never. I was trying to contact Pooja or somebody. They were saying that this is ...number.

I got a very great respect sir, for you. Very, very honorable respectable chairman Sir, Salil, Nandan Nilekani jI, Salil Chaudhury ji, our Manikantha ji, these are all, Salil Parekh, all these are the reputed and world-class people, Sir. Those who are invested in Infosys, right, I am a day 1 investor, they have earned malamal ho gaye (made a lot of money). Anywhere anytime you invest in Infosys and you will be more than happy and we will, we can have a sound sleep. I really very much salute you and I respect you like anything for having given such a good earning to the, not only dividend-wise but stock split right, but even the bonus wise and the share appreciation-wise also, right from beginning and now also you are giving. So, I'm very much happy, Sir, about it. And moreover Sir, please Sir, only one small request Sir, Sir, please give somebody's number, authorized one or two persons in the secretarial department. So that we, we don't know who we are talking when we are online. At least we can speak with them, that some, some problem is coming. Because when they sent me in the greenroom, sir, my audio visual, audio was lost, I was not able to say anything. So whom I will ask, Sir. So, that is why I spoke. I never knew that it was going to disturb the speaker. We are not people of like that, Sir, we are all executive engineers. So you can understand.

Sir, moreover, I salute, Sir, I have taken a special time block for speaking with you and interacting with you, my. And I really salute, Sir, it is the godly person who we are got. Narayan Murthy and and Sudha Murthy, selfless service of 25 years. And the way that you have been servicing our company and our department and the shareholders and stakeholders, I really salute you. Not only Indian people, I have traveled abroad. 90% of the foreign countries I have seen that people very happy with Infosys working and Infosys rewards the shareholders and stakeholders. Sir, excellent CSR activities, for which I again thank you very much, and congratulations for winning various awards and accolades, Sir.

And, I would like to say. Sir, one thing, so far, I've been a shareholder from day one, but I not seen your IT park. Sir, kindly do something when the COVID is over to make sure that those who have been there with you for a long time or those who have been attending this meeting here. So, kindly make some arrangements so that they can see our company's working. I'll be highly obliged and grateful, Sir.

And what is the attrition rate of our company? Because we are giving training to the person so, when when any employee joins our company rather executive or engineer, so that, if that employee lose earlier, we miss upon whatever we have spent. So, what is the attrition rate we would like to know and what are we doing to stop, to get that attrition rate minimized?

Sir, we have got, I mean, permanent how many permanent employees and how many casual employees and what is the male-female ratio, I would like to know. And, as it is asked, EVA and EGS, if you can answer. I'd be very much obliged and rest all, nothing to answer.

Sir, aapse question poochna toh saagar ko diya batane ke samaan hai. We are very happy. And we once again congratulate you and wish you a very long happy, healthy, wealthy, prosperous life in the days to come, a very bright future. I'm very sure those who are invested in Infosys, this is the opinion I have got worldwide, that Infosys investors have never ever cried and they are having the sound sleep and they are very happy instead of keeping the money in any bank or reserve bank. It is more reliable than the Reserve Bank and more profitable than anything else in the world, for which I really appreciate. I'm very sure in the days to come, you will also keep on giving such benefits to shareholders and your abilities and your selfless service is beyond expression of the thoughts in words. And, Sir, on 29th May, I have heard, I have come across reading that you had kept some get-together here in Bombay, but we were not invited. We are one of your strong, senior and day one shareholders. I think you will, you will take care of us. And some sometimes we would also like to see the IT Park. Sir, rest all is fine. I once again wish a very bright wish for the company. And thank you very much for the best, sophisticated working and sophisticated listening and so much humble and polite nature of yours. I once again salute. Jai Hind, Jai Bharat, Vande Mataram. Thank you very much, sir. God bless you with the choicest heavenly blessings, always in forever and ever. For long, happy, healthy, wealthy and prosperous life. Thank you very much Sir. Salute to you.

A.G.S. Manikantha

Thank you, Mr. Gautam.

Thank you. With this, we conclude the question session.

Before I hand over to Chairman, just to confirm that we have all the Board members attending this AGM from various parts of the world. And they are all taking note of the questions which was raised by shareholders. The only reason you may not be able to see them is because you may be joining from a handheld device where the view may not be a multi-view. So, therefore you may not be able to view. It comes only for the person who is speaking and the person who is listening. So, please take note that all the Board members are participating in this AGM. With that, I'll hand over back to Mr. Chairman.

Nandan Nilekani

Thank you for all the questions. And thank you for your patience. If any of you faced any technical challenges, my apologies. We are very, very serious about shareholder feedback. And let me assure you that the entire Board was sitting very, very intently through the entire questions. We have recorded your questions. We are answering all the questions. And we are here to serve you. We take our

shareholders very seriously. And we look forward to engage with you today and in the future. So thank you very much. Now we will be providing the answers to the questions shortly. So I would request the team to display the questions received on the web chat and play videos which showcase the work done by Infosys during last year. So once again, thank you for your patience, and we are very very grateful for your feedback.

(Videos of Infosys Foundation)

Nandan Nilekani

We will now begin the answers to the questions. We have combined the questions from the live session as well as the web session. So we'll have one round of answers from everybody. I will start with my questions. I have four questions. The first question is, is the future all about metaverse? How Infosys is seeing Metaverse in the next five years? Answer is we have created an ecosystem called a Metaverse foundry. This foundry is equipped with 100 ready-to-use use cases, business cases and execution roadmaps, helping enterprises across industries find value in the metaverse and the flexibility to ramp up and down the exploration at will. We are one of the first few system integrators in the world, which actually created a foundry for the metaverse the second question, this first question is from Rachit Jain.

The second question is from Bindu S. Chandra, the question is, what is the women to men work ratio? Can we have more women directors on the board?

That's two questions. Answer to the first question is the percentage of women in the workforce of Infosys group is 39.6% and which we want to expand to 45%, which is as stated in our ESG 2030 goals. The nominations and remuneration committee headed by Kiran Mazumdar-Shaw focuses on having diversity of the board, gender, nationality, skill sets, industry background etc. We currently have 25% of board members as women.

The third question from Sadananda Sastry is how is the Infosys Foundation structured post retirement of Mrs. Murthy? The answer is a trustee board has been set up under the chairmanship, chairpersonship of Mr. Salil Parekh. We have four other trustees, and the same information is updated on the Foundation website. Foundation continues to report to the CSR committee. We also have a program office to run the day-to-day operations of the Foundation under the able guidance of the trustees. The vision and the focus areas are primarily healthcare, education, and women empowerment, and the Foundation works towards the expansion of the same.

And the final question I have is, will the company consider to provide jobs under the Agneepath scheme, from Manoj Kumar Gupta? Answer is Infosys recognizes the potential of the Agneepath scheme introduced by the government. We believe this is a great opportunity for our youth not only to start their career in a very disciplined ecosystem but will help also build skills for their future career. Infosys is always looking to expand our talent pool. And we will follow our well-established selection criteria while recruiting employees. With that, I come to the end of the questions that were directed at me. And I hand over to Salil, to take his questions. Over to you, Salil.

Salil Parekh

Thank you Nandan. And once again, good afternoon, and good evening to all the shareholders. And thank you very much for all the questions you've shared with us. Once again, I want to just assure everyone, that we are extremely focused on all the questions you have put forward. And we will continue to work to see how we can make improvements in the company as we go ahead.

I'll go through the questions. There are several questions, so I'll go through them one by one. First question is from Mangesh Govindrao Deshmukh. This was about the Ukraine-Russia situation affecting Infosys.

What we have seen today, Infosys is very much in support of peace in the Ukraine-Russia conflict. We very much support every effort to help all of the people that have been impacted by the situation. We have no work or business in Ukraine. We have a very small team of people, less than 100, in Russia. We have initiated the steps to transition the work that they're doing outside of Russia. We are not serving any clients which are Russian in that team. There are clients, which are global clients, which were doing some operations in Russia.

We have also created contributions to help with the situation from our CSR activity, and to make sure that whatever support we can provide, in terms of rehabilitation of the people displaced – this is a fund of US$1 billion.

The next question is from Krishnendu Chakraborty. What is our view on the permanent work from home for employees where possible?

So the way we've looked at this and the learnings we've had, in the last two years. We've had very good success in the remote working or work from home. We have put in place for the future a high level of flexibility, which is based on what our clients are looking for, and what is in the best interest also of the employees. We also understand and see what many employees have also said that there is a need for the social capital and connect, especially as new college graduates join and they learn over time as they work on the campus and with people. However, we are very clear that going forward, there will continue to be flexibility in the way the employees will be working to ensure the most efficient way between work from home and working on the campus.

The next question is from Parasmal Lunawat. Here, the question is about the work we're doing for the Income Tax department.

On the Income Tax department, over the last year, over seven crore returns have been filed. Already in this year, over 40 lakh returns are already filed. Last year, there were almost two crore statutory forms that were processed. In this year, we are close to just under 40 lakh on the statutory forms as well. The system is now working in a way that is reflecting all of the changes that were put in place. There have been, in the last year, a significant level of refunds that were processed and completed by the system. We continue to work with the government and the department to fulfill the vision of a Digital India and making sure that it's the best approach that can be put together between the department's objectives and what the citizens are looking for.

The next question is on, from Kandaswamy Shanmugasundaram. The question is about attrition. Our attrition in the last quarter has come down from the previous quarter. So in Q4 of last year, it has come

down from the Q3 of last year, by five percentage points. We are put in place several steps are to look at what are the basic issues, which result in the attrition. We have increased much more the employee engagement, we have increased much more the way employees look at their careers and their progression through it. We have put in place multiple changes with respect to compensation. We see all over indications that attrition is coming more and more in control. And we are also seeing that with the level of attrition we had, we were in very good position nonetheless to fulfill all of our client work and make sure the client delivery continued to be successful.

The next question is from Amar Harish Srikantaiah. Here the question is about what Infosys has doing to serve the preservation of our planet with the help of the technology. There are several examples in this where the company, actually over the past 20-30 years, has been at the forefront of the sustainability work. Several years ago, the company put in place a solar farm, which has helped us to generate a significant level of electricity that we use, and in part, that and many other steps helped us to become carbon neutral in 2020, well ahead of the date 2030 that was set by the Paris Agreement. We also have a lot of focus in technologies, which are helping on water preservation and recycling on the campus. And in general, there's a ethos within the employees and across the company to focus on what is important for helping with the sustainability in the planet.

Next question is from Shruti Saraogi. The question was about acquisition, is there a big acquisition on the card? Here, as you may have noticed, we have done about eight acquisitions or so in the last few years. Very concentrated on this digital pentagon and the areas that we work on. For example, we did something on the cloud in Salesforce. We've done something on the experience digital studio, we've done an acquisition on ServiceNow. Now looking ahead, we also have a pipeline of acquisitions that we are looking at an ongoing basis. At the right time, when there's a strategic fit, there’s a cultural fit, and also the price etc. works out, we announce and make acquisitions. We will continue to look at that, because we have a good, strong balance sheet that will help us on that.

The next question is from Dharav Jamadar. The question was about patents, how many we have filed this year. The number of patents we have filed across our portfolio is over 680. Several of the platforms that we have are built on the IP and the patents that we have put together.

The next question is from Hiranand Kotwani. Does Infosys conduct training for preventing women's rights violation? Here the answer is the company undertakes regular training for employees when they join, and through their time, to make sure that they have a clear understanding of the way to make sure that some of these things are not happening at all. These awareness trainings are also reaffirmed by periodic updates all through the time that employees are with the company.

The next question is from Reddeppa Gundluru. The question is about the guidance for FY23, which is the growth guidance is 13% to 15% growth. And the question is, it's lower than the growth we saw in FY22. What are the reasons for that lower guidance? So here, the way we build our guidance is, we look at what we see vis-a-vis the demand in terms of the market itself. And the way we see what has happened with our portfolio in the year coming up to it. Based on all of those factors, we have visibility for several months into the financial year. And with that visibility, we start with the guidance we have at the beginning of the year. Many a times, the guidance is also based on what we see happening in the first half of the year, and what we then estimate for the second half of the year. As the year progresses, we get a better idea of that. At this stage, we see a very strong demand, which gives us a good view at 13-15% growth. And as we go through the year, we will see how that looks every quarter.

The next question is from Vinod Motilal Agarwal. The question is about the fact that we recruited 84,000 college graduates last year, and if they leave, do we recover the cost of the training?

So here, the way we look at, look at this is the training is really an investment that we make in employees. We make sure that the employees get the best training and even in the industry, it is recognized that our training is considered one of the best across. We have a campus in Mysore that we've used historically, we also have an online training platform called Lex that we look at to make sure that employees can use that training. We also look at what the employees do, and how they deploy all of that training over a period of time. And we expect that the employees will contribute and help the company from the training that they've got.

The next question is from Vinod Agarwal. This is on cloud services. Our cloud services is giving us more revenue and is working well. 5G is also a new technology. Are we leveraging this for our AI, particularly the autonomous driving cars?

So here, we are seeing extremely strong traction in cloud, as you pointed out. The Cobalt platform that, the capability we have built, has all of the tools that our clients need for the cloud business. In 5G, we have a very advanced set of offers, especially focused on our telco clients, but also working in partnership with many global telcos for our clients in other industries and verticals, where 5G will have some direct benefits. We also have labs where we are doing work on artificial intelligence in the autonomous car. And we are supporting that work with the work we're doing with some of our clients.

The next question is from Abhishek J. The question is how has the business of the company been impacted during the last two years of COVID? Now, here, while the COVID, when it started, it had a tremendous impact on a medical basis on all of the population around the world and especially in many of the markets we are in, in India, in the US, in Europe, in Australia. One of the things that we were able to very quickly do was to move our work where we could allow all of our employees to work from home. And this was made possible because of the steps that were taken several years before that. We put in place the infrastructure, which could allow multiple parallel usage of bandwidth at rapid pace. We put in place technology that could allow working from home. And we saw that even in the first year of COVID, within the first very few, 2-3 weeks, we had actually deployed the vast majority of our employees who could work from home. And even in that financial year, we grew, we grew about 5%. We were one of the very few companies that actually grew in that year, in part because we had made some of these investments and technology infrastructure ready before the pandemic.

The next question is from K. Bharat Raj. The question is in the Ukraine war, how much revenue are we losing, because of us shutting operations in Russia. Now here, the work we're doing, so we have no work that we're doing in Ukraine. The work in Russia, we have less than 100 people on projects, that we are now transitioning that work over to other locations in Eastern Europe. In terms of the size of our business, we have no real impact in terms of revenue from this activity.

The next question was, is from K. Bharat Raj. Why is the company not doing business in South Africa? And what about Nigeria and Kenya. Now, here, we do have a presence in South Africa. And we also have a presence in the African continent. We are also looking as we go through, in the next phase of our strategic development, some growth opportunities we see. For example, in other geographies in Europe. But we are very much focused in a very particular way, especially some of the work we do with our Finacle platform in South Africa and other African countries.

The next question also from K. Bharat Raj, how are we going to manage the threat of recession looming over the US economy. So today, what we see is that our pipeline of work is very strong. We continue to see good traction with our clients. We are well-positioned in the growth areas which are digital and cloud. We also have a very good portfolio in automation, and efficiency and cost-related areas. We are well-poised to work with clients as they look at different things over time. At this stage, we see really strong pipeline and growth. We still have a very strong set of deals that we are working on within our large deals program. And our growth guidance remains at 13-15% for the year.

The next question is from Mukesh Ajmera. What is I-C-E-T-S, iCETS as we call it. Please explain how this applies to business models. This is a group within our company, which is focused on new advanced technology thinking and development. And this is something which is sort of our way of looking at R&D, our way of looking at new technologies, and what the impact of those technologies could be across our portfolio and where we could go in the future with this. So we are very excited by the work that this team is doing. We have seen some good progress. For example, we mentioned earlier about the metaverse foundry. This was something that was developed by this team in terms of a concept very early on. And then our larger team put together the specific elements of it. They are also working today, for example, on areas like quantum, web 3.0, and things which will come more and more in the future.

The next question from Aspi Bhesania. Are you seeing any macro level recession in the US? And how is it expected? So here, how is it expected to affect Infosys? So here again, we have a strong pipeline of work today. We don't see anything, which is slowing our business down in terms of technology. Of course, we read and understand what is going on with all of the work, all of the actions on interest rates and inflation. And we remain focused on making sure we see what the impact, if that has, in the future. At this stage, our pipeline remains strong. And our guidance for the year is at 13-15% growth.

Do you expect the European, so this question is also from Aspi. The question is, do you expect the European growth to continue or will it be impacted on account of Ukraine?

Now, Europe is a significant area of business for us. We see our pipeline in Europe today, remaining strong as well. We have not seen any impact today on our client base through what is going on in Ukraine. We are keeping a clear focus on this. And we will see what impact if any, it has in the future. Our focus in Europe, we have a strong business in financial services, in retail, in automotive, in pharmaceutical life sciences, and it's spread across many countries, UK, Switzerland, Germany, in the Nordics, France, and at this stage, we see the pipeline with those clients in good shape.

How far has the… this is from Dinesh Kotecha, the next question, how far has the company reached in its four-pronged strategy that it implemented four years ago. So this strategy, which focused on digital, on automation, on reskilling and on localization has done well for the company. On digital, we move from about 25% to just under 60% of our business. On automation, we've seen greater and greater impact with the number of roles that we've been able to support through automation, both with, with our clients, and also within the work that we're doing here. In localization, we've changed quite significantly in many of the markets. For example, in the US, more than 70% of our employees today, are local employees. And on reskilling, we've had a tremendous focus on reskilling all of our employees through the newer technologies. So in each of the four areas, we've seen good progress and a strong result or outcome from those initiatives.

So those were the questions that that I had. Thank you again for all the questions from the shareholders. With that, let me pass it on to the Nilanjan.

Nilanjan Roy

Thanks, Salil.

So, the first question is from Sathyanarayan Bharadwaj Prakash. Why is the company unable to meet the mandatory CSR spending obligation for the past three years in a row? The company engages in multi-year projects where the spend is spread across the financial years. The company has a time period of three years to complete the projects. Hence, the carry forward in the last couple of years.

Question two, is there any chance for bonus or buyback during this year? And this shareholder is Vamsinath Challa. The board will consider bonus issues at an appropriate time in the future. Regarding buyback, our Capital Allocation Policy calls for returning 85% of our free cash flows back to the shareholders over a five-year period from FY20 to FY24. There are three components to this – dividends, buybacks and special dividends. The board will take a call on any buyback at an appropriate time.

Question three, how many MSME vendors are associated with Infosys and the value of business with such vendors, in line with the PM's vision of developing MSME vendors for economic growth of India? And the shareholder who's asked this is N. Nachiappan. We had over 550 MSME partners in fiscal 22. The value of business with such partners is approximately 2,250 crores.

Question four, we are a net exporter with large cash flow hedges. RBI has announced new hedging instruments. How does the company plan to adopt such new hedge instruments? And the second question is out of this premium is coming down from 4% to 3%. How are we leveraging it? And the shareholder is Pratik Gadhia. The company has a very strong treasury team which analyzes all the hedge instruments available from time to time and takes a balanced decision keeping the risks involved. We take short-term hedging positions due to volatility in currency markets. And our hedging policy is focused on offsetting the impact of translation on that balance sheet. We have had 26 consecutive quarters of positive forex gains, which shows the effectiveness of our hedging strategy.

Question five, receivables of 500 crores which have been impaired, what steps is the company taking to reduce the same and the shareholder is Sadananda Sastry. The answers, to clarify, 500 crores is not an impairment for the year. The P&L charge pertaining to FY22 is INR 170 crores. The company uses the expected credit loss model to assess any required impairment and uses a provision matrix to compute the expected credit loss for trade receivables and unbilled revenues. This matrix takes into account credit reports and other credit information. The company has a focused AR collection mechanism and credit risk assessment in order to minimize the AR impairment. We continuously monitor the aging of receivables and take the appropriate actions to activate the collections.

Question six, unspent CSR of 51 crores, are we having any plans to spend the same and the shareholder is Reddeppa Gundluru. The unspent amount of INR 51.79 crores is a carry forward from the various ongoing projects primarily related to COVID-19 relief efforts. Additionally, some of the projects are multi-year in duration. The company has a period of three years to spend the unspent CSR amount and the same will be spent in due course.

The next question is the company has a ESG Vision 2030; what is the current status of rainwater harvesting and carbon neutrality as on date? This question is from Santosh Saraf. Infosys is a carbon-neutral company for a third year in a row. An important element of our water management system is rainwater harvesting. We recharge and replenish our groundwater system with the help of natural and artificial lakes, ponds, rooftop rainwater harvesting systems, and deep-well injection systems. We have established around 400 deep-well injection wells across Indian campuses, providing a combined recharge capacity of around 20 million liters. We have also built 35 lakes across our campuses, holding 330 million litres of rainwater storage capacity.

Next question is the market cap of our company has gone down to Rupees six lakh crores, what steps are we taking to take this up to 10 lakh crores and the question from shareholder Shrenik Mehta. The market cap of company, as you know, is impacted by many factors apart from its own performance, including the overall economic conditions around the world, capital flows, interest rates, besides the company's performance. We are, of course, focused on making sure that Infosys continues to remain one of the best performing companies in the sector with superior growth and profitability.

The next question is company has 30,000 crores cash, how do we plan to use this cash and this is from Shrenik Mehta. The company has a Capital Allocation Policy to distribute 85% of our free cash flows over a period of five years from FY20 to FY24 by means of dividend, buyback and special dividend. This policy takes into account the operational and strategic cash requirements of the company. Utilization of the cash will be in line with our Capital Allocation Policy.

The next question is what the employee strength of Infosys and this is from Abhishek J. The number of employees is 3.14 lakhs as of March 31st, 2022.

Next question is our EPS has increased from 37 to 45 in FY21 and from rupees 45 to rupees 52 In FY22. The dividend has not increased in the same proportion. What is the company planning and this shareholder is Krishan Lal Chadha. Our EPS grew by approximately 15% in each of the last two years. Our dividend grew by 55% in FY21 and 15% in FY22. Therefore, the dividend growth is in line or higher with the EPS growth. Our capital return policy, as we mentioned, plans to return 85% of our free cash flow over a five-year period. For the first three years, we have returned approximately 73% of the free cash flows and for the five-year period we are committed to return the 85%, as per our allocation policy.

The next question is can you explain the reduction in other income in FY22 as compared to FY21. This is from Krishan Lal Chadha. The other income during the year has actually increased from rupees 2201 crores to 2295 crores on a consolidated basis. Other income is a function of investable surplus and prevailing interest rates.

Next question is why has the domestic institutions' shareholding come down from 23% to 17%. This is from Kirti Shah. The shareholding of domestic institutions, mutual funds, insurance companies and QIBs is stable at approximately 25% in both FY21 and FY22. And, the movement in shareholding depends on the buying and selling by various categories of shareholders, based on various external circumstances which are outside the control of the company.

Question 14: Why has the cash and cash equivalents come down from rupees 24,700 to rupees 17,000 crores this year and the shareholder who has asked this question is Kirti Shah. The cash and cash equivalents referred to in the question are cash balances with banks and deposits with financial

institutions. Apart from this, the company also invests in other instruments like liquid mutual funds, tax-free bonds, government securities etc. And therefore, the overall cash and cash equivalents, including these, has increased from rupees 37,419 crores in FY21 to rupees 38,660 crores in FY22.

Can the company elaborate on the green initiatives and this is from Atanu Saha. In line with our ESG vision of 2030, we have taken initiatives and ambitions on climate change, on water and waste. We achieved carbon neutrality for the first time in 2020 and have remained carbon neutral since then. Some of these include energy efficiency measures, smart automation, green buildings, data center efficiency, rainwater harvesting. We are committing to reduce our scope 1, 2 and 3 emissions in the future.

Question is why are we not considering giving quarterly dividend and this is Dinesh Kotecha. Thank you for the suggestion and the Board will consider the matters relating to capital returns to shareholders, including frequency of dividend payouts while staying within the overall Capital Return Policy enumerated announced by the company.

What is the EVA added by the company? What are the interest rates of return we have taken for the same and this is from Shailesh Mahadevia. The economic value generated by the company during FY22 is 16,592 million dollars. As mentioned in page 21 of our ESG report, this is the sum of the revenues and the other income as presented in the ESG data book for the year.

Question is have we studied the impact of the CSR and what we've done over the years and this is from Shailesh Mahadevia. The company has been conducting impact assessments of the various projects undertaken under CSR, much before even the legislation mandated the same. These assessments helped the company assess the status and the programs and progress towards the objectives enumerated above. We have a clear charter which covers many areas like healthcare, and education, women empowerment. Infosys prides itself on building response… on building responsible citizenship amongst its employees.

Next question is has the company's ESG program been rated by any of the global rating agencies? And this is from Shailesh Mahadevia. Yes, this has been, and some examples are the DJSI and Infosys is a constituent of the DJSI World Index. On MSCI, it has got an A rating; on CDP, it's on the leadership quadrant six years in a row; on EcoVadis, it has got a gold rating. And of course, in India itself, from CRISIL, it is a leader and from Sustainable, from Sustainalytics also, it has a low risk rating.

Out of the 81 subsidiaries, 18 are in losses. Why are we not closing these companies and this is from Mahesh Kumar. And, of course as you know, subsidiaries are strategic in nature and reflect our investments. And as a result, as we enumerate the performance including offshore downstream they generate for the rest of the group. There are specific plans for each subsidiary and are constantly executing against the same. With that, I hand over to Mani for the next set of questions.

A.G.S. Manikantha

Thank you, Nilanjan. There was a question from Dinesh Bhatia, regarding what is the total dividend and shares transferred by IEPF in the financial year. During the year 2021-22, the company has transferred the unclaimed…unclaimed and uncashed, unencashed dividends of rupees two crores and further, 4,154 corresponding shares on which dividends were unclaimed for seven consecutive years. These were

transferred as per the requirements of the IEPF rules. The details of these were also provided in page number 79 of the integrated annual report.

There was a question on unclaimed dividend transfer and what are the steps that have been taken by the company to trace these shareholders? This question is from Mr. Sadananda Sastry, and there were few other shareholders who had asked a similar question. Shareholders are requested to note that the unclaimed dividend and corresponding shares are required to be transferred to IEPF if dividend remains unclaimed for a continuous period of seven years. It may be noted that the company sends repeated reminders to the registered addresses and email ids of the beneficiaries whose dividend or shares are due to be transferred to IEPF requesting them to update their bank account details and encash physical warrants. The company updates the list of unclaimed dividends on the website having a search engine facility to provide comprehensive list so that shareholders who are yet to claim dividend can claim the same within the said due dates. Besides this, the company publishes newspaper advertisements before transferring dividend and shares to IEPF authority. The company has also taken an initiative called Penny Drop for tracing for tracing active beneficiary bank accounts and reaching out to beneficiaries requesting them to claim dividends. Shareholders whose shareholding is in electronic mode are requested to update or notify any change in their bank account details to their respective depository participants. Shareholders whose shareholding is in physical mode requested to opt for the Electronic Clearing Systems, more to receive the dividend on time, so that they can avoid any delay in receiving dividends as well as dividend or shares getting transferred to IEPF.

There was a question from Jayadeep on the virtual AGM. In fact, we have received many requests from shareholders to convene the AGM virtually as it helps them to join from anywhere. We have many shareholders joining in from various parts of India and across the globe for this AGM, despite the time differences. We thank all the shareholders for making time to attend this AGM.

Those were the questions which I had. With that, I will, I will hand over to Chairman.

Nandan Nilekani

Thank you, Mani.

And members may vote, may note that e-voting on the NSDL platform will continue to be available for the next 30 minutes. Therefore, I request members who have not cast their vote yet to do so within the next 30 minutes. The board of directors has appointed B. Hemanth, Practicing Company Secretary, as a scrutinizer to supervise the e-voting process. Further, I hereby authorize Manikantha, the company secretary, to declare the results of the voting and place the results on the website of the company at the earliest. The resolutions as set forth in the notice shall be deemed to be passed today subject to the receipt of the requisite number of votes.

We had 291 members participating in today's 41st Annual General Meeting. Thank you for attending the meeting. I hereby declare the proceedings of Infosys Limited’s 41st Annual General Meeting, closed. Thank you very much. And see you next year.
